                                                               Filed Pursuant to
                                                                  Rule 424(b)(1)
                                                      Registration No. 333-81071

3,500,000 Shares

                                                           [LOGO]
INTERSPEED, INC.

Common Stock

$12.00 per share

----------------------------------------------------------------------

- Interspeed, Inc. is offering 2,000,000 shares and Brooktrout, Inc., the selling stockholder, is offering 1,500,000 shares.

-  The initial public offering price is $12 per share.

-  Trading symbol: Nasdaq National Market -- ISPD.

                      ------------------------------------

This investment involves risk. You should carefully consider the "Risk Factors" beginning on page 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                           Per Share       Total
                                                                                          -----------  -------------
Public offering price...................................................................   $   12.00   $  42,000,000
Underwriting discounts and commissions..................................................   $     .84   $   2,940,000
Proceeds, before expenses, to Interspeed................................................   $   11.16   $  22,320,000
Proceeds to Brooktrout..................................................................   $   11.16   $  16,740,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE UNDERWRITERS HAVE A 30-DAY OPTION TO PURCHASE UP TO 525,000 ADDITIONAL SHARES OF COMMON STOCK FROM BROOKTROUT TO COVER OVER-ALLOTMENTS, IF ANY.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

              Warburg Dillon Read LLC

                            Tucker Anthony Cleary Gull

                                                                  DLJDIRECT Inc.

               The date of this prospectus is September 24, 1999

                               TABLE OF CONTENTS

                                                                                            Page
                                                                                            -----
Summary................................................................................           1
Risk Factors...........................................................................           4
Forward Looking Statements.............................................................          12
Use of Proceeds........................................................................          12
Dividend Policy........................................................................          12
Capitalization.........................................................................          13
Dilution...............................................................................          14
Selected Financial Data................................................................          15
Management's Discussion and Analysis of Financial Condition and
  Results of Operations................................................................          16
Business...............................................................................          24
Management.............................................................................          33
Principal and Selling Stockholders.....................................................          42
Certain Transactions with Related Parties..............................................          43
Description of Capital Stock...........................................................          45
Shares Eligible for Future Sale........................................................          48
Underwriting...........................................................................          50
Legal Matters..........................................................................          53
Experts................................................................................          53
Where You Can Find More Information....................................................          53
Index to Financial Statements..........................................................         F-1

                      ------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

The name Interspeed-Registered Trademark-, a registered trademark, SpeedView and our logo are names and marks which belong to us. This prospectus also contains the trademarks and trade names of other entities which are the property of their respective owners.

Unless otherwise stated in this prospectus, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

--------------------------------------------------------------------------------

                                    SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS.

Interspeed

Interspeed designs, develops and markets advanced high speed data communications equipment based on digital subscriber line technology. Our products enable data communication service providers, such as competitive local exchange carriers, Internet service providers and owners of multi-tenant units to utilize the existing copper wire infrastructure to deliver high speed data access to their customers. We believe we offer the only single platform system that integrates the principal components required to offer digital subscriber line service, including signal concentration, routing, switching and network management. Unlike traditional digital subscriber line products, our products offer our customers a highly scalable and flexible solution at a lower total cost of ownership than our competitors' products.

We were incorporated in Massachusetts in 1996 as a wholly owned subsidiary of Brooktrout, Inc. and commenced operation in March 1997. We reincorporated as a Delaware corporation in June 1999. Since our inception, we have yet to incur a profit.

The proliferation of Internet usage, electronic commerce and business use of electronic communication has resulted in a large increase in data transmission by electronic means. We have designed our digital subscriber line based products to alleviate the bottleneck that has occurred due to increased communications traffic over the existing copper wire infrastructure. While there are a number of alternatives that provide connectivity from the service provider central office to the end user, often called the last mile, we believe only digital subscriber line technology simultaneously satisfies the demand for high speed performance, cost effectiveness, broad geographic coverage and reliable security.

Service providers increasingly demand cost effective digital subscriber line access solutions that enable them to provide high speed data access to small and medium sized business users, multi-tenant units and other organizations at a low total cost of ownership. We designed the Interspeed 1000 and 500 digital subscriber line access routers specifically to meet this demand. The benefits of our products include:

      -      a high performance solution;

      -      a single integrated system;

      -      a lower total cost of ownership than competitors' products; and

      -      a flexible system architecture.

Our objective is to be the leading provider of high speed data access solutions to service providers who focus on small to medium sized businesses, multi-tenant units and other organizations. In order to achieve this objective, we intend to leverage our technological leadership by expanding the functionality and increasing the performance of our integrated platform. We emphasize the provision of a high level of continuing service and support which is critical in developing and maintaining long term customer relationships. We sell our products through a direct sales force and have formed strategic customer relationships with Cabletron and Log On America. We intend to continue to develop market channels

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

through strategic relationships with other original equipment manufacturers, value added resellers and system integrators. To take advantage of the significant international market opportunity, we designed our products in compliance with international as well as U.S. regulatory standards, thereby allowing worldwide marketing of our digital subscriber line access router.

Our principal executive offices are located at 39 High Street, North Andover, Massachusetts 01845. Our telephone number is (978) 688-6164.

The Offering

Common stock offered:

  By Interspeed..............................  2,000,000 shares

  By Brooktrout..............................  1,500,000 shares
    Total....................................  3,500,000 shares

Common stock outstanding after the             10,411,492 shares(1)
  offering...................................

Use of proceeds..............................  General corporate purposes, including working capital, research and development and
                                               expansion of sales and marketing activities.

Nasdaq National Market Symbol................  ISPD

---------------------------------------------
(1) Based on the number of shares outstanding as of August 19, 1999. Excludes 1,683,040 shares issuable upon exercise of stock options outstanding as of August 19, 1999 at a weighted average exercise price of $1.10 per share.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Summary Financial Data
(in thousands, except per share data)

The following tables set forth our summary financial data. The information set forth for the nine months ended June 30, 1998 has been derived from unaudited financial statements. You should read the following information together with our Financial Statements and the Notes thereto beginning on page F-1 of this prospectus, the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See
Note 1 of the Notes to our Financial Statements for an explanation of the shares used in computing net loss per share--basic and diluted.

                                                         Period from                           Nine Months Ended
                                                       October 23, 1996                             June 30,
                                                        (inception) to        Year Ended      --------------------
                                                      September 30, 1997  September 30, 1998    1998       1999
                                                      ------------------  ------------------  ---------  ---------
Statements of Operations Data:
Revenue.............................................      $       --          $       --      $      --  $   1,341
Gross profit........................................              --                  --             --        515
Loss before income taxes............................          (1,043)             (4,313)        (3,253)    (7,074)
Net loss............................................          (1,043)             (4,313)        (3,253)    (7,074)
Net loss per share..................................           (0.24)              (0.54)         (0.41)     (0.88)
Shares used to compute net loss per share-- basic
  and diluted.......................................           4,364               8,000          8,000      8,001

                                                                                       June 30, 1999
                                                                          ----------------------------------------
                                                                                                       Pro forma
                                                                                                          as
                                                                            Actual     Pro forma(1)   adjusted(2)
                                                                          -----------  ------------  -------------
Balance Sheet:
Cash....................................................................   $     136    $      136     $  20,706
Working capital.........................................................         150           150        20,720
Total assets............................................................       3,697         3,697        24,267
Long term note payable--due Brooktrout..................................      10,887            --            --
Total stockholders' equity (deficit)....................................      (9,464)        1,423        21,993

---------------------------------------------

(1) Pro forma to reflect the contribution by Brooktrout of the long term note payable to capital of Interspeed upon the effective date of this offering.

(2) Pro forma as adjusted to give effect to the sale of 2,000,000 shares by Interspeed in this offering, at an initial public offering price of $12.00 per share, resulting in net proceeds to Interspeed of approximately $20.6 million.

--------------------------------------------------------------------------------

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THE FOLLOWING RISKS, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

We have a history of losses and anticipate future losses

We have accumulated losses of approximately $12.4 million since inception in October 1996 through June 30, 1999 and expect to incur net losses in the future. Losses were approximately $1.0 million for the period through September 30, 1997, approximately $4.3 million for the fiscal year ended September 30, 1998 and approximately $7.1 million for the nine months ended June 30, 1999. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate higher revenues to achieve and sustain profitability. We cannot be certain we will realize sufficient revenues to achieve profitability.

Because of our limited operating history it is difficult for us to predict future results of operations

We commenced operations in March 1997 and our first product became generally available in February 1999. Due to our limited operating history, it is difficult for us to predict future results of operations. You should consider our business and prospects in light of the risks typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as the data communications equipment market. We cannot be certain that we will successfully address these risks.

Our operating results are likely to fluctuate significantly and cause our stock price to be volatile which could cause the value of your investment in our company to decline

Our quarterly or annual operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our operating results do not meet the expectations of securities analysts, the trading price of our common stock could significantly decline which may cause the value of your investment in our company to decline. In addition, the value of your investment could be impacted by investor perception of the Internet and emerging data communications sectors generally, independent of the operating performance of our company or other similar companies. Some of the factors that could affect our quarterly or annual operating results or impact the market price of our common stock include:

      - our ability to develop, manufacture, market and support our products and product enhancements;

      - the timing and amount of, or cancellation or rescheduling of, orders for our products, particularly large orders from key customers;

      - our ability to retain key management, sales and marketing and engineering personnel;

      - announcements, new product introductions and price reductions in products offered by our competitors;

      - our ability to obtain sufficient supplies of sole or limited source components for our products;

      -      a decrease in the average selling prices of our products;

      -      changes in costs of components which we include in our products;
             and

      - the mix of products that we sell and the mix of distribution channels through which they are sold.

Due to these and other factors, quarterly or annual revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

The loss of any significant customer could cause our revenue to decline

The loss of any of our significant customers could cause our revenue to decline and thus have a material adverse effect on our business, financial condition and results of operations. Our products became generally available in February 1999 and to date we have only sold products to a limited number of customers. Unless and until we diversify and expand our customer base, our future success will significantly depend upon a limited number of customers.

Failure to adequately develop our sales channels could cause our revenue to decline

We sell our products directly through our sales force and indirectly through original equipment manufacturers, value added resellers and system integrators. Our failure to adequately develop these sales channels may cause our revenue to decline and thus have a material adverse effect on our business, financial condition and results of operations. We are currently in the early stages of developing these sales channels and expect to expend significant resources in this area. As of August 19, 1999, we had a total of 11 employees responsible for direct sales, marketing and sales engineering in the United States and international markets. In addition, we have only recently entered into our first reseller agreements. To the extent we are able to enter into agreements with additional original equipment manufacturers, value added resellers or systems integrators, the amount and timing of resources which they devote to the sale of our products may not be within our control, and they may not perform their obligations as expected.

If we are unable to develop and operate an effective customer support organization, sales of our products may be reduced

Purchasers of data communications equipment assign significant weight in their purchasing decisions to a vendor's capabilities and reputation in supporting its products. We will be required to expend significant resources and management attention on developing and operating a customer support organization. If our level of customer support does not satisfy customer expectations, our reputation and future sales could be adversely affected. Accordingly, we have emphasized customer support in our business strategy and marketing. Because our products were recently introduced for sale, we have limited experience in operating a customer support program.

If our target customers do not accept DSL technology, we may be unable to sustain or grow our business

Our future success is substantially dependent upon whether digital subscriber line, or DSL, technology gains widespread market acceptance by data communications service providers and the small to medium sized business users to whom they market their services. In the event that our customers or potential customers adopt technologies other than DSL, we may be unable to sustain or grow our business. Our business strategy and current products are focused on DSL technology. Various alternative technologies, including T-1, cable and broadband wireless, are currently available to deliver high speed data communications, and each of the alternatives has comparative advantages and disadvantages. Data communications service providers continually evaluate alternative high speed data access technologies and may at any time adopt technologies other than DSL.

If our products are not accepted by the market, our revenues may decline

We have recently introduced our products to the market. Market acceptance of our products is critical to our future success. Factors that may affect the market acceptance of our products include:

      -      market acceptance of DSL technology;

      - the features, performance, price and total cost of ownership of our products;

      -      the availability of competing products and technologies;

      - the success and development of our direct sales force and distribution channels;

      -      the quality of our customer service and support of our products;
             and

      -      the breadth and depth of our product offerings.

Failure of our existing or future products to achieve and maintain meaningful levels of market acceptance would materially adversely affect our business, financial condition and results of operations.

Because we currently depend on a single family of products, any decline in demand for those products may harm our operating results

We expect to derive substantially all of our revenues from our DSL access routers, or DSLARs, product family and related modules for the foreseeable future. The market may not continue to demand our current products, and we may not be successful in marketing any new or enhanced products. Any reduction in the demand for our current products or our failure to successfully develop or market and introduce new or enhanced products could materially adversely affect our business, financial condition and results of operations.

Unless we are able to keep pace with the evolution of the data communications equipment market we will not be able to grow or sustain our business

The data communications equipment market is characterized by:

      -      rapid technological advances;

      -      evolving industry standards;

      -      changes in end-user requirements;

      -      frequent new product introductions; and

      -      evolving offerings by data communications service providers.

We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, products that meet customer demands. We intend to continue to invest significantly in product and technology development. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements and result in unexpected expenses. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could materially adversely affect our business, financial condition and results of operations.

If we lose key personnel, we may be unable to successfully operate our business

Our success depends to a significant degree upon the continued contributions of our principal management, engineering and sales personnel, many of whom perform important management functions and would be difficult to replace. Specifically, we believe that our future success is highly dependent on our President, Stephen
A. Ide; our Chief Technology Officer and Senior Vice President-Research and Development, Rajeev Agarwal; our Chief Financial Officer and Senior Vice President-Finance, William J. Burke; and our Vice President-Sales and Marketing, Christopher P. Whalen. We do not have employment contracts with our key personnel. The loss of the services of any key personnel could materially adversely affect our business, financial condition and results of operations.

If we are unable to attract and retain additional qualified personnel, we may be unable to satisfy customer demands which may cause our revenues to decline

Our business strategy will require us to attract and retain additional engineering, sales, customer support and administrative personnel. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time consuming process. We may not be able to attract and retain the necessary personnel to accomplish our business objectives, and we may experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion or to support our customers and operations. In addition, companies in the data communications industry whose employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against any such litigation, regardless of the merits or outcome of such litigation.

Failure to manage our growth effectively may prevent us from maximizing our earnings

We have expanded and plan to continue to expand our operations, including our sales and marketing activities, our accounting, billing and human resource departments and the establishment of additional sales offices. This expansion may place significant strains on our ability to manage our growth, including our ability to monitor operations, bill customers, control costs and maintain effective quality controls. Since we commenced operations, we have relied upon Brooktrout, our parent company, to provide us with administrative and support services, including accounting, human resources and computer systems. While we will enter into the transition services agreement with Brooktrout to continue to provide these services during a transition period ending December 31, 1999, at the end of this period we will need to have implemented systems that provide the functions and services currently provided by Brooktrout. If we fail to manage our growth effectively, it could have a material adverse effect on our business, financial condition and results of operations.

Intense competition in the market for high speed data access equipment could prevent us from achieving or sustaining profitability

The market for data communications equipment is highly competitive, particularly in the emerging DSL equipment market. If we are unable to compete effectively in the market for high speed data access equipment, our results of operations could be materially adversely affected. We compete directly with Ascend Communications, Inc., which was recently acquired by Lucent Technologies Inc.; Copper Mountain Networks, Inc.; Diamond Lane, which was recently acquired by Nokia, Inc.; Paradyne Networks, Inc.; and Tut Systems, Inc. Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, and other resources. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products. The strength and capabilities of our competitors may be increased as a result of the trend toward consolidation in the data communications market. Capitalizing on and maintaining our technological advantage will require a continued high level of investment in research and development, marketing and customer service and support. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new competitors.

If we are unable to develop international markets for our products, we may be unable to grow as planned

Our strategy emphasizes the development of international markets for our products. We may be unsuccessful in marketing, selling and distributing our products in foreign markets. Conducting business outside of the United States is subject to risks, including:

      -      longer accounts receivable collection cycles;

      -      possible foreign currency exchange and conversion issues;

      - difficulties in managing operations across disparate geographic areas;

      - difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

      - changes in a specific country's or region's political or economic conditions;

      -      trade protection measures;

      -      import or export licensing requirements;

      -      potential adverse tax consequences;

      -      unexpected changes in regulatory requirements; and

      - reduced or limited protection of our intellectual property rights in some countries.

We cannot be certain that one or more of such factors will not have a material adverse effect on our future international operations, and consequently, our business, financial condition and results of operations.

Our dependence on sole and single source suppliers and independent manufacturers exposes us to supply interruptions that could result in product delivery delays

Although we generally use standard parts and components for our products, some key components are purchased from sole or single source vendors for which alternative sources are not currently available. Our inability to obtain sufficient quantities of these components may result in future delays or reductions in product shipments which could materially adversely affect our business, financial condition and results of operations. We currently purchase proprietary components from Conexant and Motorola for which there are no direct substitutes. These components could be replaced with alternatives from other suppliers, but that would involve redesign of our products. Such redesign would involve considerable time and expense. We currently enter into purchase orders with our suppliers for materials based on forecasts, but have no guaranteed supply arrangements with these suppliers.

In addition, we currently use a small number of independent manufacturers to manufacture printed circuit boards, chassis and subassemblies to our design. Our reliance on independent manufacturers involves a number of risks, including the potential for inadequate capacity, unavailability of, or interruptions in access to, process technologies, and reduced control over delivery schedules, manufacturing yields and costs. If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we will have to transfer manufacturing to acceptable alternative manufacturers whom we have identified, which could result in significant interruption of supply. Moreover, the manufacture of these components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact cost and timely delivery of our products. We currently enter into purchase orders with independent manufacturers of materials based on forecasts, but have no guaranteed arrangements with these manufacturers. Any significant interruption in the supply, or degradation in the quality, of any component would have a material adverse effect on our business, financial condition and results of operations.

Our limited ability to protect our intellectual property may prevent us from retaining our competitive advantage

Our success and our ability to compete are dependent, in part, upon our proprietary technology. Taken as a whole, we believe our intellectual property rights are significant and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. In addition, the laws of many foreign countries do not protect our intellectual property to the same extent as the laws of the United States. Also, it may be possible for unauthorized third parties to copy or reverse engineer aspects of our products, develop similar technology independently or otherwise obtain and use information that we regard as proprietary. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or patents that we may obtain, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

Intellectual property claims against us can be costly and restrict our business

The data communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our market increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Legal action claiming patent infringement may be commenced against us. We cannot assure you that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us was successful, and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign to avoid infringement, this could have a material adverse effect on our business, financial condition and results of operations.

Changes to regulations affecting the telecommunications industry could reduce demand for our products

Any changes to legal requirements relating to the telecommunications industry, including the adoption of new regulations by federal or state regulatory authorities under current laws or any legal challenges to existing laws or regulations relating to the telecommunications industry, could have a material adverse effect upon the market for our products. Moreover, our distributors or customers may require, or we may otherwise deem it necessary or advisable, that we modify our products to address actual or anticipated changes in the regulatory environment. Our inability to modify our products or address any regulatory changes could have a material adverse effect on our business, financial condition or results of operations.

Year 2000 problems could disrupt our business

During the next year, many software programs may not recognize calendar dates beginning in the Year 2000. This problem could cause computers or machines that utilize date dependent software to either shut down or provide incorrect information. If we, or any of our key suppliers, customers or service providers, fail to mitigate internal and external Year 2000 risks, we may temporarily be unable to provide products or engage in other business activities, including billing, which could have a material adverse effect on our business.

Control by Brooktrout may limit your ability to influence the outcome of matters requiring stockholder approval

Upon completion of this offering, Brooktrout will own approximately 62% of the outstanding shares of common stock, or 57% if the underwriters' over-allotment option is exercised in full. Accordingly, Brooktrout will be able to control or significantly influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Substantial future sales of our common stock in the public market could cause our stock price to fall

Sales of a large number of shares of our common stock in the public market after this offering could adversely affect the market price of our common stock. Upon completion of this offering, we will have approximately 10,411,492 shares of common stock outstanding, of which approximately 3,500,000 shares, or approximately 4,025,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable without restriction or registration under the Securities Act of 1933, unless such shares are held by our affiliates. The remaining 6,911,492 shares of common stock held by existing stockholders and 364,670 shares subject to outstanding options vested as of August 19, 1999 will be restricted securities and may only be sold in the public market if registered or if they qualify for an exemption from registration under the Securities Act. All of our officers and directors and Brooktrout have agreed with U.S. Bancorp Piper Jaffray not to sell or otherwise dispose of any of their shares for 180 days after the date of this prospectus. Beginning 180 days after the offering, under specified circumstances and subject to customary conditions, Brooktrout will have rights, with respect to 6,500,000 shares of common stock, to require us to register its shares of common stock under the Securities Act, and Brooktrout will have rights to participate in any future registrations of securities by us.

Provisions in our charter and bylaws may discourage takeover attempts and thus depress the market price of our common stock

Provisions in our amended and restated Certificate of Incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

      - the right of the Board of Directors, without stockholder approval, to issue shares of preferred stock and to establish the voting rights, preferences, and other terms thereof;

      - the right of the Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors;

      - the ability of the Board of Directors to alter our bylaws without prior stockholder approval;

      - the election of three classes of directors to each serve three year staggered terms;

      -      the elimination of stockholder voting by consent;

      -      the removal of directors only for cause;

      - the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders; and

      - certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors.

These provisions discourage potential takeover attempts and could adversely affect the market price of our common stock.

Because we have no specific plan for any significant portion of the net proceeds of this offering, our management will have the discretion to allocate the net proceeds of this offering to uses the stockholders may not deem desirable

Although we expect to use the net proceeds of this offering for general corporate purposes such as working capital, product development and sales and marketing, we currently have no specific plan for any significant portion of the net proceeds of this offering. As a consequence, our management will have the discretion to allocate the net proceeds of this offering to uses the stockholders may not deem desirable. We may not be able to invest these net proceeds to yield a significant return. Substantially all of the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities or guaranteed obligations of the U.S. government for an indefinite period of time.

This offering will cause immediate and substantial dilution in the value of your investment

You will experience an immediate and substantial dilution of $9.80 per share in the net tangible book value per share of common stock from the initial public offering price. At the initial public offering price of $12.00 per share of common stock, our pro forma net tangible book value as of June 30, 1999, after giving effect to this offering, will be $2.20 per share.

We do not intend to pay dividends

To date, we have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our earnings for future growth and development of our business and, therefore, do not anticipate declaring or paying any dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

Certain statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risk and uncertainties, there are important factors, including the factors discussed under "Risk Factors," that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

                                USE OF PROCEEDS

The net proceeds to Interspeed from the sale of common stock in this offering, based on a public offering price of $12.00 per share, are estimated to be $20.6 million, after deducting underwriting discounts and commissions and estimated offering expenses of $3.4 million.

We expect to use substantially all of the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for such working capital and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 1999
(a) on an actual basis, (b) pro forma to reflect the contribution by Brooktrout of the long term note payable to capital of Interspeed upon the effective date of this offering and (c) pro forma as adjusted to give effect to the sale of 2,000,000 shares by Interspeed in this offering, at the initial public offering price of $12.00 per share, resulting in net proceeds to Interspeed of approximately $20.6 million, after deducting underwriting discounts and commissions and estimated offering expenses of $3.4 million. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements of the Company and the notes to those statements included elsewhere in this prospectus.

The table below excludes:

      - 2,034,833 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.66 per share as of June 30, 1999;

      - 393,360 shares of common stock that were issued subsequent to June 30, 1999 upon exercise of previously granted options; and

      - 61,000 shares relating to options that were granted subsequent to June 30, 1999.

                                                                                          June 30, 1999
                                                                               -----------------------------------
                                                                                                        Pro forma
                                                                                Actual     Pro forma   As Adjusted
                                                                               ---------  -----------  -----------

                                                                                 (in thousands, except per share
                                                                                              data)
Cash.........................................................................  $     136   $     136    $  20,706
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------
Long-term note payable--due Brooktrout.......................................  $  10,887   $      --    $      --
Stockholders' equity:
  Preferred stock, $0.01 par value per share; 1,000,000 shares authorized, no shares issued or outstanding on an actual, pro forma and pro forma as
    adjusted basis...........................................................         --          --           --
  Common stock, $0.01 par value per share; 30,000,000 shares authorized,
    8,018,132 shares issued and outstanding on an actual and pro forma basis;
    30,000,000 shares authorized, 10,018,132 shares issued and outstanding on
    a pro forma as adjusted basis............................................         80          80          100
  Additional paid-in capital.................................................      7,394      18,281       38,831
  Accumulated deficit........................................................    (12,430)    (12,430)     (12,430)
  Deferred compensation......................................................     (4,508)     (4,508)      (4,508)
                                                                               ---------  -----------  -----------
Total stockholders' equity (deficit).........................................     (9,464)      1,423       21,993
                                                                               ---------  -----------  -----------
Total capitalization.........................................................  $   3,697   $   1,423    $  21,993
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

                                    DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price.

Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. At June 30, 1999, we had a pro forma net tangible book value of $1.4 million or $0.18 per share of common stock after giving effect to contribution to capital of the long term note payable-due Brooktrout. After giving effect to the sale of 2,000,000 shares of common stock offered by us at the initial public offering price of $12.00 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value would be approximately $22.0 million or $2.20 per share. This represents an immediate increase in such net tangible book value of $2.02 per share to existing shareholders and an immediate and substantial dilution of $9.80 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price...............................................  $   12.00
  Pro forma net tangible book value before the offering.............................       0.18
  Increase in pro forma net tangible book value per share attributable to new
    investors.......................................................................       2.02
Pro forma net tangible book value after the offering................................       2.20
Dilution to new investors...........................................................  $    9.80
                                                                                      ---------
                                                                                      ---------

The following table summarizes, as of June 30, 1999, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid (before the deduction of underwriting discounts and commissions and estimated offering expenses payable by Interspeed, and after giving effect to Brooktrout's contribution of the long term note payable to the capital of Interspeed):

                                           Shares Purchased       Total Consideration
                                         ---------------------  ------------------------  Average Price
                                           Number     Percent      Amount       Percent     Per Share
                                         ----------  ---------  -------------  ---------  -------------
Existing stockholders..................   8,018,132         80% $  11,890,000         35%   $    1.48
New investors..........................   2,000,000         20%    24,000,000         65%       12.00
                                         ----------  ---------  -------------  ---------       ------
    Total..............................  10,018,132      100.0% $  35,890,000      100.0%        3.58
                                         ----------  ---------  -------------  ---------       ------
                                         ----------  ---------  -------------  ---------       ------

The foregoing table excludes:

      - 2,034,833 shares of common stock subject to outstanding options at June 30, 1999 at a weighted average exercise price of $0.66 per share; and

      - an aggregate of 876,868 shares available for future grant under our 1999 Stock Option and Grant Plan.

To the extent these options are exercised and the underlying shares are granted, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
       (in thousands, except per share data and selected operating data)

The selected financial data as of September 30, 1997 and 1998 and June 30, 1999 and for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and for the nine months ended June 30, 1999 has been derived from the audited financial statements and the notes to those statements included elsewhere in this prospectus. The selected financial data for the nine month period ended June 30, 1998 has been derived from the unaudited financial information included elsewhere in this prospectus, which in our opinion include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for such periods. The selected financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements of Interspeed and the Notes to those statements and the other financial data included elsewhere in this prospectus.

                                                          For the period
                                                         October 23, 1996    For the year     For the nine months
                                                          (inception) to         ended           ended June 30,
                                                          September 30,      September 30,    --------------------
                                                               1997              1998           1998       1999
                                                         ----------------  -----------------  ---------  ---------
Statements of Operations Data:
Revenue................................................     $       --         $      --      $      --  $   1,341
Cost of revenue........................................             --                --             --        826
                                                               -------           -------      ---------  ---------
Gross profit...........................................             --                --             --        515
Operating expenses:
  Research and development.............................            878             3,204          2,429      3,747
  Sales and marketing..................................             --               401            331        796
  General and administrative...........................            165               689            491      1,102
  Stock compensation...................................             --                19              2      1,944
                                                               -------           -------      ---------  ---------
Total operating expenses...............................          1,043             4,313          3,253      7,589
                                                               -------           -------      ---------  ---------
Loss before income taxes...............................         (1,043)           (4,313)        (3,253)    (7,074)
Income tax expense.....................................             --                --             --         --
                                                               -------           -------      ---------  ---------
Net loss...............................................     $   (1,043)        $  (4,313)     $  (3,253) $  (7,074)
                                                               -------           -------      ---------  ---------
                                                               -------           -------      ---------  ---------

Net loss per share--basic and diluted..................     $    (0.24)        $   (0.54)     $   (0.41) $   (0.88)
                                                               -------           -------      ---------  ---------
                                                               -------           -------      ---------  ---------
Shares used to compute net loss per share--basic and
  diluted..............................................          4,364             8,000          8,000      8,001

                                                           September 30,   September 30,   June 30,       June 30,
                                                               1997            1998          1999           1999
                                                          ---------------  -------------  -----------  ---------------
                                                                                                       (pro forma)(1)
Balance Sheet:
Cash....................................................     $      21       $     132     $     136      $     136
Working capital.........................................          (155)            213           150            150
Total assets............................................           348           1,227         3,697          3,697
Long term note payable--due Brooktrout..................           206           5,038        10,887             --
Total stockholders' equity (deficit)....................           (42)         (4,336)       (9,464)         1,423

------------------------------------

(1) The unaudited pro forma selected balance sheet data as of June 30, 1999 reflects the contribution by Brooktrout of the long term note payable to the capital of Interspeed upon the effective date of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Overview

We design, develop, and market advanced high speed data communication solutions based on DSL technology. Our products enable data communications service providers such as competitive local exchange carriers, Internet service providers, and owners of multi-tenant units, to utilize the existing copper wire infrastructure to deliver high speed data access to their customers. We believe we offer the only single platform system that integrates the principal components required to offer DSL service, including signal concentration, routing, switching and network management. Unlike traditional DSL products, our DSLAR offers a highly scalable and flexible solution to our customers, at a lower total cost of ownership.

Since we commenced operations in March 1997, we have focused our efforts and resources on research and development and the formation of a corporate infrastructure. We announced general availability of our Interspeed 1000 and Interspeed 500 DSLARs in February 1999.

REVENUE. Our revenue is generated primarily from sales of our products and related maintenance services to data communications service providers and their customers. Revenue from product sales is recognized upon shipment of the product. No revenue is recognized on products shipped on a trial basis. Our products generally carry a one year warranty from the date of purchase. We estimate sales returns and warranty costs at the time the product revenue is recognized and an accrual is recorded. Customers may contract for support services over and above that provided by our warranty policy. Revenue from such contracts and from the extended warranty contracts is recognized ratably over the service period. We do not recognize revenue on beta units until beta testing on such units is completed.

COST OF REVENUE. Cost of revenue consists of direct product costs such as standard parts and components for our products, salaries and employee benefits for manufacturing personnel and overhead such as equipment and facility costs.

GROSS PROFIT. We expect our gross profit to be affected by many factors including pricing, product mix, cost factors such as component prices, internal and external manufacturing costs as well as manufacturing efficiencies due to higher volume of product shipments which we believe will result in the improvement of overhead absorption.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and employee benefits for engineering personnel and costs relating to prototypes including components, non-recurring engineering charges and tools. Product enhancements and new features are key objectives. We expect research and development expenses to increase in absolute dollars in the future.

SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, employee benefits, trade shows, public relations, marketing materials, travel and other marketing expenses. Future sales and marketing activities will involve additional costs related to the expansion of the sales and sales engineering organization, product branding, advertising and public relations costs. We expect sales and marketing expenses to increase in absolute dollars in the future.

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of personnel costs for executive officers, administrative and support activities including payroll administration, worker's compensation and general liability insurance, accounting and finance, legal, tax and human resources. To date, we have relied on Brooktrout to provide the majority of these services. Upon the effective date of this offering, we will enter into a transition services agreement with Brooktrout, pursuant to which Brooktrout will continue to provide us with certain services during a transitional period. The agreement calls for fees to be paid in connection with the continuation of current administrative and support services, with such services being phased out over a period beginning October 1999 to December 1999. As we phase out these services from Brooktrout in the October 1999 to December 1999 time period, we expect to recruit and staff for finance, human resources, administrative and information services employees. We will incur other corporate expenses such as legal, audit, and insurance expenses.

The cost for the services provided by Brooktrout, included in General and Administrative Expenses, amounted to $165,000 for the period October 23, 1996 (inception) to September 30, 1997, $668,000 for the year ended September 30, 1998, $470,000 for the nine month period ended June 30, 1998 and $749,000 for the nine month period ended June 30, 1999. These costs have been allocated to us using methodologies primarily based on headcount and specific services rendered. Although we believe the allocations are reasonable, the costs we incurred for these services may not be indicative of the costs that would have been incurred if we had been a stand-alone entity.

STOCK COMPENSATION. Stock options have been granted with exercise prices that were less than the estimated fair value of Interspeed's common stock. Compensation cost associated with these options, determined as the difference between the fair value of the stock and the exercise price, totalled approximately $6.5 million through June 30, 1999. This cost was recorded as deferred compensation and is being charged to expense over the vesting period. Compensation cost was $19,000 and $1,944,000 for the year ended September 30, 1998 and the nine months ended June 30, 1999, respectively. In connection with these grants, we expect to record a charge of approximately $405,000 in the quarter ended September 30, 1999. Similar charges are expected for future periods.

INCOME TAX EXPENSE. Through June 30, 1999, we have incurred net losses totalling approximately $12.4 million. To date, we have been included in Brooktrout's consolidated income tax filings and these losses have been used to reduce the group's taxes payable. Brooktrout has not and does not intend to reimburse us for the value of the net losses used to reduce Brooktrout's consolidated taxable income. Accordingly, we have not recorded any benefit related to these losses. Following the effective date of the offering, we will no longer be included in Brooktrout's consolidated income tax filings; we do not anticipate recognizing any benefits from losses generated in the short term due to our limited operating history. We expect to continually evaluate the recoverability of net loss carryforwards.

Quarterly Operating Results

The following table sets forth unaudited quarterly operating results for each of our last six quarters. This information has been prepared by us on a basis consistent with our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of results of operations for any future period. We have experienced in the past, and expect to experience in the future, fluctuations in quarterly operating results. Factors that may cause such fluctuations include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

                                                                                Quarter Ended
                                                 ----------------------------------------------------------------------------
                                                  March 31,   June 30,   September 30,  December 31,    March 31,   June 30,
                                                    1998        1998         1998           1998          1999        1999
                                                 -----------  ---------  -------------  -------------  -----------  ---------

                                                                          (in thousands)
Revenue........................................   $      --   $      --    $      --      $      64     $     327   $     950
Cost of revenue................................          --          --           --             36           276         514
                                                 -----------  ---------  -------------  -------------  -----------  ---------
Gross profit...................................          --          --           --             28            51         436

Operating expenses:
  Research and development.....................         937         922          731          1,273         1,139       1,335
  Sales and marketing..........................          80         251           70            136           220         440
  General and administrative...................         175         212          202            210           356         536
  Stock compensation...........................          --           2           14             32            62       1,850
                                                 -----------  ---------  -------------  -------------  -----------  ---------
      Total operating expenses.................       1,192       1,387        1,017          1,651         1,777       4,161
                                                 -----------  ---------  -------------  -------------  -----------  ---------

Loss before income taxes.......................      (1,192)     (1,387)      (1,017)        (1,623)       (1,726)     (3,725)
Income tax expense.............................          --          --           --             --            --          --
                                                 -----------  ---------  -------------  -------------  -----------  ---------

Net loss.......................................   $  (1,192)  $  (1,387)   $  (1,017)     $  (1,623)    $  (1,726)  $  (3,725)
                                                 -----------  ---------  -------------  -------------  -----------  ---------
                                                 -----------  ---------  -------------  -------------  -----------  ---------

Net loss per share-basic and diluted...........   $    (.15)  $    (.17)   $    (.13)     $    (.20)    $    (.22)  $    (.47)

Shares used to compute net loss per share-basic
  and diluted..................................       8,000       8,000        8,000          8,000         8,000       8,001

Six Quarters Ended June 30, 1999

REVENUE. Our revenue in the quarter ended December 31, 1998 was $64,000 and represented the first sale of our product under the beta test program. Our first product became generally available in February 1999. Revenue in the quarter ended March 31, 1999 was $327,000 and represented an increase of $263,000, or 411%, from the quarter ended December 31, 1998. Revenue in the quarter ended June 30, 1999 was $950,000, an increase of $623,000, or 191%, from the quarter ended March 31, 1999.

COST OF REVENUE. Cost of revenue for the quarter ended December 31, 1998 was $36,000 and was $276,000 for the quarter ended March 31, 1999, an increase of $240,000, or 667%. The increase in costs is primarily due to payroll costs related to the dedication of personnel to manufacturing coinciding with the general availability of our first product. Cost of revenue in the quarter ended June 30, 1999 was $514,000, an increase of $238,000 from the quarter ended March 31, 1999. This increase was primarily due to material costs related to increased product shipments.

GROSS PROFIT. Gross profit as a percentage of revenue was 44% for the quarter ended December 31, 1998, 16% for the quarter ended March 31, 1999 and 46% for the quarter ended June 30, 1999. Gross profit as a percentage of revenue declined for the quarter ended March 31, 1999 as a result of increased costs associated with expansion of manufacturing operations. We expect our gross profit to be affected by many factors including product mix, cost factors such as component prices, internal and external manufacturing costs as well as manufacturing efficiencies due to higher product shipment volume.

RESEARCH AND DEVELOPMENT. Since its inception, Interspeed has allocated substantial funding to its research and development efforts. The decrease in research and development expense in the quarter ended September 30, 1998 was due to the decreased usage of prototype materials in research and development projects. Research and development expense increased by 74% to $1,273,000 for the quarter ended December 31, 1998 from the quarter ended September 30, 1998 due primarily to increases in headcount, increased purchases of prototype materials and consulting. Research and development expense decreased by 11% to $1,139,000 for the quarter ended March 31, 1999 from the quarter ended December 31, 1998 primarily due to transferring personnel to the administration area from development. Research and development expense increased by 17% to $1,335,000 for the quarter ended June 30, 1999 from the quarter ended March 31, 1999 due primarily to increases in headcount, related recruiting costs and consulting expenses.

SALES AND MARKETING. Sales and marketing expenses fluctuated from quarter to quarter as a result of expenses related primarily to one major trade show in the quarter ended June 30, 1998. During the quarter ended June 30, 1998 approximately $156,000 of the $251,000 was related to a trade show, public relations, and marketing materials. The decrease of $10,000 from the quarter ended March 31, 1998 to the quarter ended September 30, 1998 was primarily due to a decrease in payroll taxes resulting from various employees exceeding FICA tax limits. Sales and marketing expenses in the quarter ended June 30, 1999 were $440,000, a 100% increase from the prior quarter primarily due to an increase in headcount from 4 to 10.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased $10,000 from the quarter ended June 30, 1998 to the quarter ended September 30, 1998. This decrease was directly related to the decrease in salary and benefit costs associated with the loss of personnel. General and administrative expenses increased from $210,000 for the quarter ended December 31, 1998 to $356,000 for the quarter ended March 31, 1999, an increase of 70%. General and administrative expenses increased as a result of allocations made to Interspeed based on Interspeed headcount. Total Interspeed headcount for the quarter increased from 26 to 35. General and administrative expense increased by 51% to $536,000 for the quarter ended June 30, 1999 from the quarter ended March 31, 1999 due primarily to increases in allocations as total Interspeed headcount increased from 35 to 49.

Results of Operations

The following table sets forth certain statements of operations for the years ended September 30, 1997 and 1998 and the nine months ended June 30, 1998 and 1999. This information should be read with our financial statements and notes included elsewhere in this prospectus.

                                                  Period from
                                                  October 23,
                                                     1996
                                                  (inception)   Year Ended
                                                 to September    September       Nine Months
                                                      30,           30,         Ended June 30,
                                                 -------------  -----------  --------------------
(In thousands except per share data)                 1997          1998        1998       1999
-----------------------------------------------  -------------  -----------  ---------  ---------
Revenue........................................    $      --     $      --   $      --  $   1,341
Cost of revenue................................           --            --          --        826
                                                 -------------  -----------  ---------  ---------
Gross profit...................................           --            --          --        515
                                                 -------------  -----------  ---------  ---------
Operating expenses:
  Research and development.....................          878         3,204       2,429      3,747
  Sales and marketing..........................           --           401         331        796
  General and administrative...................          165           689         491      1,102
  Stock compensation...........................           --            19           2      1,944
                                                 -------------  -----------  ---------  ---------
      Total operating expenses.................        1,043         4,313       3,253      7,589
                                                 -------------  -----------  ---------  ---------
Loss before income taxes.......................       (1,043)       (4,313)     (3,253)    (7,074)
Income tax expense.............................           --            --          --         --
                                                 -------------  -----------  ---------  ---------
Net loss.......................................    $  (1,043)    $  (4,313)  $  (3,253) $  (7,074)
                                                 -------------  -----------  ---------  ---------
                                                 -------------  -----------  ---------  ---------
Net loss per share-basic and diluted...........    $   (0.24)    $   (0.54)  $   (0.41) $   (0.88)
                                                 -------------  -----------  ---------  ---------
                                                 -------------  -----------  ---------  ---------
Shares used to compute net loss per share-basic
  and diluted..................................        4,364         8,000       8,000      8,001

Nine Months Ended June 30, 1999 and 1998

In the quarter ended December 31, 1998, we completed initial product development and released our first product for beta test. General release of our product for sale occurred in February 1999.

REVENUE. During the nine months ended June 30, 1999, total revenues from product sales totalled $1,341,000 with the majority of these revenues concentrated in the months of March and June 1999.

COST OF REVENUE. During the nine months ended June 30, 1999, cost of revenue totalled $826,000, the majority of which is related to revenue recognized in March and June of 1999.

GROSS PROFIT. During the nine months ended June 30, 1999, gross profit as a percentage of revenue was 38%, due primarily to the early stages of our production build-up. As we achieve higher selling volumes, gross profit as a percentage of revenue is expected to improve as manufacturing efficiencies are achieved and fixed manufacturing costs are spread among higher product shipment volume.

RESEARCH AND DEVELOPMENT. In the nine months ended June 30, 1999, research and development expenses increased by 54% to $3.7 million from $2.4 million during the first nine months of fiscal 1998. This increase was directly associated with the increase in salary and benefit costs related to the hiring of 13 additional development professionals and costs incurred in building the first prototypes of our product for testing. We expect that research and development expenses in future periods will continue to increase in absolute dollar terms.

SALES AND MARKETING. In the nine months ended June 30, 1999, sales and marketing expenses increased by 140% to $796,000 from $331,000 in the first nine months of fiscal 1998. This increase was mostly related to the increase in salary and benefit costs associated with additional staffing of 7 sales and marketing professionals which occurred during the nine months ended June 30, 1999, and increased activity due to the release of our product to the market and the consummation of sales to customers. We expect that sales and marketing expenses in future periods will continue to increase in absolute dollar terms.

GENERAL AND ADMINISTRATIVE. In the nine months ended June 30, 1999, general and administrative expenses increased by 124% to $1,102,000 compared to $491,000 in the nine months ended June 30, 1998. The cost for the services provided by Brooktrout, included in general and administrative expenses, amounted to $470,000 for the nine month period ended June 30, 1998, and $749,000 for the nine month period ended June 30, 1999. Because of the allocation method used, these costs increased as our total headcount increased by 37 people from October 1, 1997 to June 30, 1999.

STOCK COMPENSATION. In the nine months ended June 30, 1999, compensation cost amortization was $1,944,000.

Years Ended September 30, 1998 and 1997

REVENUE, COST OF REVENUE AND GROSS PROFIT. During the years ended September 30, 1997 and 1998, we were still in the development stage and no products were available for shipment to customers.

RESEARCH AND DEVELOPMENT. Research and development expense increased approximately 265% in fiscal 1998 to $3.2 million for the period ended September 30, 1998 compared to $878,000 in the corresponding period for the prior year. This increase is directly related to the addition of 7 development professionals and costs incurred in building the first prototypes of our product for testing.

SALES AND MARKETING. In the years ended September 30, 1997 and 1998, expenses increased from $0 to $401,000, respectively. This increase was primarily due to personnel dedicated to our marketing effort and activities related to tradeshows and other marketing processes.

GENERAL AND ADMINISTRATIVE. In the years ended September 30, 1997 and 1998, general and administrative expenses increased by 318% to $689,000 in fiscal 1998 compared to $165,000 in fiscal 1997. Because of the allocation method used, these costs increased as our total headcount increased by 13 people during the period.

STOCK COMPENSATION. In the year ended September 30, 1998, compensation cost was $19,000.

Liquidity and Capital Resources

Since inception, our operations have been funded through contributions of capital and loans from Brooktrout of approximately $1.2 million, $4.8 million and $5.8 million for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1999, respectively. At June 30, 1999, we had long term notes payable to Brooktrout in the amount of $10.9 million. The notes are non-interest bearing. In connection with this offering, Brooktrout has agreed to contribute the outstanding note balance on the effective date of the offering to our capital. Until the consummation of this offering, Brooktrout has agreed to continue to fund our operations.

For the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1998 and 1999, we purchased approximately $371,000, $369,000, $326,000 and $588,000, respectively, of equipment. We currently have no material commitments for additional capital expenditures.

We believe that the net proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months following this offering. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we might need to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms that we believe are attractive, or at all. If we fail to raise capital when needed, it could harm our business, operating results and financial condition. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced.

We do not believe that inflation has had a significant effect on our operations to date.

Year 2000 Readiness Disclosure

The Year 2000 issue relates to potential problems arising from the way in which computer software processes functions that are date dependent. These problems arise from hardware and software unable to distinguish dates in the "2000s" from dates in the "1900s" and from other sources such as the use of special codes and conventions in software that use a date field. These problems could result in a system failure with miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. The Year 2000 issue may pose additional problems due to the fact the Year 2000 is a leap year and some computers and programs may fail to recognize the extra day.

GENERAL READINESS ASSESSMENT. As a wholly owned subsidiary of Brooktrout, we have relied on Brooktrout's Year 2000 Plan except with respect to our products and suppliers where we have instituted our independent compliance program. By December 31, 1999, we plan to no longer rely on any Brooktrout systems. We have begun a formal systems selection process and have retained a systems consultant to assist us in determining our systems requirements and assist us in purchasing Year 2000 compliant business systems to satisfy our present and future needs as a rapidly expanding and changing business. However, no assurance can be given that we or third parties with whom we have a business relationship will successfully address our or their Year 2000 issues. To date, we have not experienced any problems with Year 2000 issues with either third party or our internal systems. Our Year 2000 readiness program is supervised by our Year 2000 compliance committee which is headed by Rajeev Agarwal, and we review our Year 2000 program on a monthly basis.

Our overall non-Brooktrout related Year 2000 readiness program has consisted of the following steps:

      -      purchasing internal systems that are Year 2000 compliant;

      - developing a complete inventory of our products' hardware and software and assessing whether each specific piece of equipment or software is Year 2000 compliant;

      - contacting most of our major equipment vendors to ensure that the equipment or software purchased has been tested and verified as Year 2000 compliant; and

      - developing contingency plans to address potential Year 2000 problems that are not directly in our control.

The following lists the specific areas in our Year 2000 program that have been completed:

      - ensuring our products' hardware and software are Year 2000 compliant;

      - contacting most of our major equipment providers and receiving disclosure statements that all of the equipment or software purchased from these vendors is Year 2000 compliant; and

      - implementing contingency plans ensuring that we have alternative suppliers for our products' components.

ASSESSMENT OF INTERNAL INFRASTRUCTURE. With respect to our internal systems, we have relied on Brooktrout's Year 2000 Plan which consists of three phases--assessment, testing and implementation. Brooktrout is currently in the implementation phase and anticipates completing this phase during the third calendar quarter of 1999. By December 31, 1999, with the assistance of our systems consultant, we plan to have our own internal systems in place. All of the systems we purchase will be Year 2000 compliant.

ASSESSMENT OF INTERSPEED'S SOFTWARE AND PRODUCTS. We have gathered, tested and produced information about our products impacted by the Year 2000 transition. We believe that all of our products are in or will be in Year 2000 compliance.

SUPPLIERS All organizations dealing with the Year 2000 must address the effect this issue will have on their significant business relationships with key third parties. Our significant business relationships that may be adversely impacted by the Year 2000 issue include certain contractual relationships with key suppliers of components for our products and service providers for our internal systems. We continue to work with third parties to understand their ability to continue to provide services and products. If any significant Year 2000 problems are identified with third parties, contingency plans will be developed.

COSTS TO ADDRESS YEAR 2000 ISSUES. To date, the primary costs of achieving Year 2000 compliance have been incorporated into the fees Brooktrout has charged us for managing our system requirements. The historical costs to assess our Year 2000 readiness have been negligible. The primary future costs will be our consultant's fee and the Year 2000 compliant systems we purchase. We are not currently able to estimate the final aggregate cost of addressing the Year 2000 issue because funds may be required as a result of future findings. We do not expect these costs to be material or to have an adverse effect on our business and financial results.

CONTINGENCY PLAN. While all the internal systems that we will have in place by December 31, 1999 will be purchased with the expectation that they will be Year 2000 compliant, we are keeping careful manual records in the event such systems fail. In addition, with respect to our suppliers, we have successfully identified at least one alternative supplier for each of our products' components.

CONSEQUENCES OF YEAR 2000 PROBLEMS. We are still in the process of evaluating potential disruptions or complications that might result from Year 2000 related problems. Presently, however, we believe that the most likely worst case scenario related to the Year 2000 issue is associated with third party vendors. A significant Year 2000 related disruption of the services provided to us by third party vendors could prevent us from timely delivering our products to customers, which in turn could materially and adversely affect our results of operations, liquidity and financial condition. We are not presently aware of any vendor related Year 2000 issue that is likely to result in such a disruption.

We anticipate that litigation may be brought against vendors of all component products of systems that are unable to properly manage data related to the Year 2000. We have not received any threats of such litigation. Although we believe our products are Year 2000 compliant, no assurance can be given that such litigation may not be threatened or brought in the future. Our failure or failure of our key suppliers and/or customers to be Year 2000 compliant may also result in litigation being brought against us in addition to making it more difficult and/or costly for us to manufacture and sell our products. Any such claims, with or without merit, or our failure or the failure of our suppliers or customers to be Year 2000 compliant could result in a material adverse affect on our business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

Although there is inherent uncertainty in the Year 2000 issue, we expect that as we progress with our Year 2000 readiness plan, the level of uncertainty about the impact of the Year 2000 issue on us will be reduced and we should be better positioned to identify the nature and extent of any material risk to us as a result of any Year 2000 disruptions. This section contains certain statements that are forward-looking statements. Our Year 2000 compliance, and the eventual effects of the Year 2000 on us may be materially different than currently projected. This may be due to, among other things, delays in the implementation of our Year 2000 Plan and the failure of key third parties with whom we have a significant business relationship to achieve Year 2000 compliance.

                                    BUSINESS

Overview

Interspeed designs, develops and markets advanced high speed data communications solutions based on digital subscriber line, or DSL, technology. Our products enable data communications service providers, such as competitive local exchange carriers, or CLECs, Internet service providers, or ISPs, and owners of multi-tenant units, or MTUs, to utilize existing copper wire infrastructure to deliver high speed data access to their customers. We believe we offer the only single platform system that integrates the principal components required to offer DSL service, including signal concentration, routing, switching and network management. Unlike traditional DSL products, our DSL Access Router, or DSLAR, offers our customers a highly scalable and flexible solution at a lower total cost of ownership.

We were incorporated in Massachusetts in 1996 as a wholly owned subsidiary of Brooktrout, Inc. and commenced operations in March 1997. We reincorporated as a Delaware corporation in June 1999. Our parent company, Brooktrout, is a worldwide supplier of electronic communications products whose mission is to provide high performance quality products that enable businesses and consumers to exchange information electronically. Brooktrout has decided that it is in its stockholders' best interest to sell a portion of its original ownership of Interspeed to the public and have Interspeed operate as an independent public company.

Industry Overview

The data traffic generated by computer users accessing the Internet and business networks has increased significantly over the last few years and is expected to increase in the years to come. Several key factors driving this growth include electronic commerce, business usage of the Internet, remote access for teleworkers and distributed computing applications such as e-mail. According to International Data Corporation, or IDC, the number of Internet users worldwide reached approximately 150 million in March 1999 and is forecasted to grow to approximately 500 million by 2003. Forrester Research, Inc. predicts that business to business electronic commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003. In addition, the number of small to medium sized businesses using computers is growing. According to Access Partners, an industry research consultant, there are 9.2 million small to medium sized businesses in the United States of which approximately 67% are using personal computers.

To address this growth and to take advantage of the new competitive opportunities created by passage of the Telecommunications Act, service providers such as ISPs, CLECs, incumbent local exchange carriers, or ILECs, and the regional bell operating companies, or RBOCs, are looking for carrier class solutions that allow them to utilize the installed base of copper wire to offer increased data transmission speeds to their customers.

CURRENT DATA COMMUNICATIONS INFRASTRUCTURE--THE LAST MILE BOTTLENECK

    End users are increasingly demanding high data speeds to meet their evolving needs. While network backbones can support data speeds up to 10 gigabits, communication speeds over the last mile connection between the service providers' central office and the end user are often limited because data must travel over existing copper wire infrastructure equipment that was built to handle analog voice rather than bandwidth intensive data. This last mile connection often results in significant bottlenecks that limit high speed data transmission. Over 140 million copper lines are installed in businesses and homes in the United States and over 700 million copper lines are installed worldwide. Service providers are looking for ways to leverage this significant investment and offer increased transmission speeds over the last mile.

HIGH SPEED DATA ACCESS ALTERNATIVES

    A number of options are used to provide last mile connectivity, including analog modems and ISDN, cable modems and T-1. However, each of these alternatives suffer from significant drawbacks, particularly for small to medium sized businesses and MTUs. Analog modems and ISDN operate at speeds of 56 kilobits per second, or Kbps, and 128 Kbps, respectively, which are inadequate for most business users. Cable, operating at an average speed of 1,000 Kbps, offers sufficient speed but is not generally available to business users. In addition, cable is inherently susceptible to security breaches. T-1 service, operating at 1,500 Kbps, offers adequate speed and security but requires expensive infrastructure modification resulting in high monthly charges.

DSL TECHNOLOGY AS THE LAST MILE SOLUTION

    DSL technology, which was specifically developed to take advantage of existing copper infrastructure, offers an effective solution to the last mile bottleneck by providing dedicated high speed data access up to 2,320 Kbps at a competitive cost to end users. IDC estimates that worldwide DSL lines will grow from 58,000 in 1998 to 8.4 million in 2002, an annual growth rate of 247%. Additionally, IDC estimates that worldwide DSL network equipment revenue will grow from $16 million in 1998 to $612 million in 2002. The two dominant forms of DSL technology are asymmetric DSL, or ADSL, and symmetric DSL, or SDSL. ADSL transmits data at high speeds only downstream to the subscriber and is best suited for the residential market where consumers typically download large quantities of data but send limited data upstream. In contrast, SDSL supports the two way exchange of data at high speeds, satisfying the requirements of businesses.

DSL TECHNOLOGY--IMPORTANT BENEFITS AND LIMITATIONS

      - HIGH SPEED. DSL technology offers high speed data access at speeds ranging from 150 Kbps to several million bits per second at distances up to 23,000 feet, or approximately 4.3 miles, dependent upon several line characteristics.

      - LOW COST. DSL is relatively inexpensive to deploy because it takes advantage of the widely available existing copper wire infrastructure.

      - SECURE DEDICATED CONNECTIONS. Service providers can maintain high levels of performance and security even as new subscribers are added to the system because DSL connections are dedicated to each individual user.

    While DSL technology has numerous benefits, there are limitations to the technology. DSL technology can only be used to provide service to users within approximately a 4 mile radius of the service provider's facility such as a telephone company central office or within a campus environment. In addition, the realized operational speed of DSL is dependent on the relative distance of end users to the service providers. Subscribers that are further from the facility may realize performance degradation. The following chart illustrates the average operational speed of DSL at varying distances of end users from their service providers:

  Distance of End
       User              Average
   from Service        Operational
     Provider             Speed
-------------------  ----------------
      8,000 ft          2,320 Kbps
     11,300 ft          1,536 Kbps
     12,800 ft          1,168 Kbps
     13,800 ft            768 Kbps
     15,200 ft            512 Kbps
     16,200 ft            384 Kbps
     20,000 ft            192 Kbps

DSL TECHNOLOGY--IMPLEMENTATION

    Implementation of DSL involves the installation of specialized equipment at the point where the copper wire interfaces with the data communications backbone. This point may be at the service provider central office or another communications hub such as the equipment room of a building or a campus. This specialized equipment performs several important functions, including:

      - SIGNAL CONCENTRATION. The concentrator receives the data signals from many DSL lines and consolidates them into a single higher bandwidth signal for uplink over high speed transmission lines.

      - ROUTING. Routers are required to process the data signals from the concentrator and direct them to their appropriate destinations. Routers or other equipment may also support additional functions such as authentication, encryption and firewall.

      - SYSTEM MANAGEMENT. Typically, each piece of equipment contains a software controlled management system enabling the user to manage system functionality and coordinate with other network equipment.

Historically, this has been accomplished by purchasing, installing and managing individual equipment components, including DSL access multiplexors, or DSLAMs, routers and switches. A DSLAM is a device that aggregates data from multiple sources into a single signal for output. A complete DSL system is comprised of the aforementioned equipment in conjunction with customer premises equipment, or CPEs. A CPE is a DSL modem which connects to the central office equipment. This configuration can have some significant drawbacks, including additional capital and operating costs, space requirements and interoperability issues.

A typical configuration for a DSL system is illustrated below:

                                   [LOGO]
Currently data communications service providers are seeking solutions that reduce the total cost of ownership of operating their networks. To achieve these objectives, the service providers demand a solution that effectively utilizes existing copper infrastructure to provide high speed data access to their customers. In addition, this solution must provide:

      -      high density to optimize limited central office space;

      -      scalability and modularity to extend product life; and

      -      ease of installation to eliminate deployment delays.

In a typical configuration based on current technology, DSL central office products are essentially concentrators, combined with a separate but compatible router and/or switch to provide security and authentication functions and to process the data and forward it to its destination. This multiple product configuration is not only expensive to install, but also must undergo complicated interoperability testing to ensure that all combinations and configurations work. The necessary maintenance and training associated with this multiple product configuration can be costly and time consuming, thus increasing the service providers' total cost of ownership.

The Interspeed Solution

We offer a single platform carrier class DSL solution that enables data communications service providers to utilize existing copper infrastructure to deliver cost effective, high speed data access to small and medium sized businesses, MTUs and other organizations. Carrier class refers to equipment that conforms to rigorous standards of reliability, performance and safety that are required by carriers or telephone companies for equipment that is qualified for deployment in a central office. Our DSLARs, provide a reliable, highly scalable solution that integrates several important functions into one product. We believe this product represents a new category of DSL access equipment. Our DSLARs offer the following key benefits:

      - HIGH PERFORMANCE SOLUTION. Our DSLARs provide reliable DSL connections at speeds up to 2,320 Kbps.

      - SINGLE SYSTEM. Our DSLARs combine a concentrator and switch/router in a single product, in contrast to other DSL equipment vendors whose products require separate concentrators, routers and/or switches. We believe our products reduce the customer's total cost of ownership because they:

             - are available at a lower initial cost than that associated with purchasing individual components;

             -      have a smaller footprint and use less power;

             -      offer ease of installation and configuration;

             -      provide integrated system management; and

             -      allow simpler training of customer personnel.

Our single system architecture enables a simpler configuration of DSL equipment in the central office, as illustrated below:

                                     [LOGO]

      - FLEXIBLE SYSTEM ARCHITECTURE. Our DSLARs are designed with a flexible system architecture that allows a variety of our functional modules to be easily installed into the standard chassis. In addition, the product has been designed so that performance will not degrade as subscribers are added. This offers several significant advantages:

             - SCALABILITY AND DENSITY. Service providers can purchase our DSLARs with only the minimum number and type of modules that they initially require, yet have the ability to add modules as necessary to accommodate system expansion and changing functional needs. The Interspeed 1000 product, for example, currently offers scalability from 16 ports to 192 ports within a single chassis.

             - FLEXIBILITY. Our product architecture permits different modules to be combined in a single system. This allows customers to define a configuration with, for example, different transmission speeds or different communication protocols, on different ports.

             - EASE OF UPGRADE. Our products are designed with a clear upgrade path. Hardware upgrades are achieved simply by removing and replacing the modules, without reconfiguring the system. In-service software upgrades can be implemented either on site or remotely, through an Internet connection and a commercially available web browser.

      - SUPPORT FOR VIRTUAL PRIVATE NETWORKS. Our DSLAR products enable a service provider to configure multiple virtual private networks, or VPNs, within the same DSLAR system. A VPN may consist of any group of ports where the data received on one port will only be delivered to other ports within the same VPN, providing security of transmitted data.

      - ADVANCED NETWORK MANAGEMENT. Our DSLARs include our proprietary SpeedView network management software which permits the network administrator to review network status and performance and reconfigure the DSLAR through an easy to use graphical user interface. Network managers can securely access the SpeedView management system from a remote location using a commercially available web browser. In addition, our DSLARs support standardized Simple Network Management Protocol, or SNMP, as well as command line interface for network management.

Strategy

Our mission is to become the leading provider of high speed data communications solutions to service providers who utilize the existing copper wire infrastructure to deliver high speed data access to small to medium sized businesses, MTUs and other organizations. The principal elements of our strategy are to:

      - PROVIDE AN INTEGRATED SOLUTION. In contrast to our competitors' products which require purchasing multiple discrete components, our DSLAR products provide an integrated system that we believe reduces the total cost of ownership.

      - ACHIEVE BROAD MARKET PENETRATION. We intend to increase our market penetration through expanding our direct sales channel and establishing indirect sales channels to market our products. We intend to develop strategic relationships with original equipment manufacturers and value added resellers to expand our ability to further penetrate our selected target markets.

      - DEVELOP LONG TERM CUSTOMER RELATIONSHIPS. Our sales and support strategy is to partner with our customers to meet their long-term needs. To achieve this, our teams of experienced sales professionals, sales engineers and technical support staff will work closely with our customers to provide pre- and post-sale service, including joint sales presentations and cooperative trade show activities. In addition, we intend to implement formal training programs for our sales and technical support staff to ensure a high level of customer satisfaction.

      - ESTABLISH AN INTERNATIONAL PRESENCE. The international markets, particularly Europe and the Pacific Rim, offer a significant opportunity for our products. We intend to take a number of steps to expand internationally. We have and will continue to design our products to comply with regulatory standards of international markets. Additionally, we are currently exploring international partnerships in Europe and the Pacific Rim to establish direct sales and original equipment manufacturer and value added reseller relationships.

      - MAINTAIN TECHNOLOGICAL AND PRODUCT LEADERSHIP. Our products enable service providers to offer high speed data access to their customers, especially small and medium sized businesses, MTUs and other organizations. We expect these markets to grow rapidly and their specific requirements to evolve over time. We believe our single, integrated DSLAR products provides us with a significant technological leadership position in the high speed data access market. We intend to maintain and leverage this technological leadership by continuing to add functionality to and increase the performance of our products. In addition, we intend to monitor the evolving requirements of service providers and their customers to incorporate their needs into our product development process.

Products

INTERSPEED 1000 AND INTERSPEED 500 DSL ACCESS ROUTER

    Our DSLARs represent a new generation of carrier class remote access equipment. The Interspeed 1000/500 DSLARs combine all the functionality required to provide high speed data access service on a single platform. Our DSLARs include the line interfaces or modems, data aggregation and statistical multiplexing and Layer 2 and 3 switching and routing, as well as a packet- or cell-based backbone interface. The Interspeed 1000/500 DSLARs can operate as a fully functional router supporting industry standard protocols. The entire system is enhanced by our full featured administration and management software, SpeedView, that incorporates a web server to provide a browser based interface.

SCALABILITY AND DENSITY

    The Interspeed 1000/500 provides a scalable and flexible architecture that incorporates a backplane capable of handling several billion bits per second. The backplane is the component that allows the distinct modules of the system to be inter-connected and operate as a single system. The Interspeed 1000 is NEBS compliant. NEBS, or Network Equipment Building Specifications, is a set of standards to which all equipment to be deployed in telephone company central offices must conform. The Interspeed 1000 is a 14 slot chassis housing 12 line modules capable of supporting a total of 192 DSL ports. Each DSL port supports symmetrical data rates of up to 2,320 Kbps using a single copper wire pair. The chassis accepts two switch modules to provide a fully redundant switching and routing system. Each switch module provides five Ethernet ports. The Interspeed 500 is identical to the Interspeed 1000 except it offers a four slot chassis that accepts three line modules and one switch module to support a total of 48 DSL ports.

CURRENTLY AVAILABLE HARDWARE MODULES

      - LM02. This is our second generation line module that replaces the first generation LM01 module. This module supports a total of 16 ports of SDSL. Each port can be individually configured to operate at one of several speeds ranging from 192 Kbps to 2,320 Kbps.

      - SM01. This is our Ethernet based switch/router module. The SM01 has five Ethernet ports. This module operates as a full featured IP router and supports industry standard protocols including RIP/RIP2 and OSPF. Alternatively, it can be configured to operate as a Layer 2 switch.

      - SM02. This module is identical to SM01 except it has one fiber optic Ethernet port.

      - MM. The Media Module provides enhanced serviceability by allowing customers to replace line modules without disturbing the DSL wiring.

VIRTUAL PRIVATE NETWORKS
    The Interspeed 1000/500 DSLARs are designed to support VPNs. This allows the service provider to configure multiple secure networks within the same chassis. Each system supports up to 32 VPNs where a VPN may consist of any group of physical ports or logical ports such as a virtual channel on an ATM port. The data received on one port will only be delivered to other ports within the same VPN. Each of the VPNs may implement a different routing or switching mode. Administrative security can be applied such that a user looking for network information can only view information pertinent to the VPN of which the user is a part.

DEVICE MANAGEMENT/SPEEDVIEW
    The Interspeed 1000/500 provides a powerful set of administration and management functions. Three different methods are available to manage the system. Interspeed conforms to the SNMP to support dedicated network management software platforms. SpeedView is a management interface using a web server, which enables complete system management and configuration from a commercially available browser.

A complete DSLAR contains at a minimum one Interspeed 1000 or 500 chassis, one SM01 or SM02 switch/router module, one LM02 line module and one Media Module. An example of our DSLAR is set forth below.

                                     [LOGO]
                         Interspeed DSLAR Architecture
Customers
Our customers consist of original equipment manufacturers and value added resellers and system integrators. Aggregate sales to our two largest customers accounted for approximately 86% of our total revenues for the nine months ended June 30, 1999. Of these, Cabletron Systems, Inc. accounted for approximately 67% of total sales and Log on America accounted for approximately 19% of our total sales.

Sales and Marketing
We have a direct sales force headquartered in North Andover, Massachusetts, with senior regional sales managers covering the West, Midwest, South and East regions of the United States. Each sales region is supported by sales engineers that provide technical support to our sales force and customers. As of August 19, 1999, we had a total of 11 employees responsible for direct sales, marketing and sales engineering in the United States and international markets, and are in the process of recruiting additional sales personnel. The direct sales force is responsible for establishing relationships with key accounts within each territory. Key accounts are generally classified as data service providers, such as the RBOCs/ ILECs, CLECs, ISPs, or as original equipment manufacturers, value added resellers and system integrators.

We have also initiated marketing activities in Europe and the Pacific Rim. These efforts include the signing of Nexcomm as our Korean distributor, commissioning market studies in Europe and in Japan in order to generate leads and contacts, hiring a Managing Director, International Sales and Business Development and actively recruiting additional regional sales managers to cover international markets.

In addition to our customer specific efforts, our marketing activities include attendance at industry trade shows and conferences, advertising of our products in industry trade journals, operating a web site, and ongoing communications with potential customers, industry analysts and the trade press.

Customer Service and Support
We employ teams of experienced sales professionals, sales engineers and technical support staff that provide pre- and post-sales support including installation and technical assistance. Our sales and support staff also participate in and provide support for joint sales presentations and cooperative trade show activities with our customers. Our support services are available to our customers both on site and by telephone and remote access seven days a week on a 24-hour a day basis. In order to achieve current and long term customer satisfaction, our sales and support staff provide customer feedback to our product design engineers to ensure that we satisfy our customers' evolving requirements.

Warranties on our products extend for 12 months. We have a variety of hardware maintenance and support programs tailored to our customers' specific requirements that are available for products no longer under warranty. These programs vary from agreements to provide service on a time and materials basis to annual service contracts based on a percentage of the cost of the product. To date, revenues attributable to customer service and support services have been immaterial.

Research and Development
As of August 19, 1999, our research and development team included 34 qualified engineers with data communication industry experience. Our research and development team transitioned the Interspeed 1000/500 products from the product definition stage to final beta testing in only 18 months and continues to develop enhancements to, and extensions of, that product family. During the fiscal years ended September 30, 1997 and 1998 and the nine months ended June 30, 1999, we spent approximately $878,000, $3.2 million, and $3.7 million, respectively, on research and development.

Competition
The DSL equipment market is in its early stage of development and we believe no market participant has yet achieved a competitively significant installed base or market following.

Our competitors are generally divided into two segments. One segment focuses on selling equipment to data communications service providers that target the business user end market. The other segment focuses on selling equipment to data communications service providers that target the MTU market. Generally, customers must purchase and interconnect individual equipment components from numerous suppliers to achieve the functionality of our DSLAR products. We compete directly with Ascend Communications, Inc., which was recently acquired by Lucent Technologies Inc.; Copper Mountain Networks, Inc.; Diamond Lane, which was recently acquired by Nokia, Inc.; Paradyne Networks, Inc.; and Tut Systems, Inc.

The principal competitive factors in our market include:
      -      system reliability, performance and features;
      -      technical support and customer service;
      -      ease of installation and use;
      -      total cost of ownership;
      -      size and stability of operations; and
      -      brand recognition.

Manufacturing
We currently outsource the majority of our manufacturing to contract manufacturers. We currently perform final test, assembly and packaging of our products at our facility in North Andover, Massachusetts. We use a small number of independent manufacturers to manufacture printed circuit boards, chassis and subassemblies for our products. In addition, we use a combination of standard parts and components in our products, which are generally available from more than one vendor. Some components are obtained from a sole or single source and, should supply of these components cease, would require redesign of our products. While we work closely with some well established vendors, we have no supply commitments from our vendors and we generally purchase components on a purchase order basis, rather than entering into long term agreements with our vendors. To date, we have generally been able to obtain adequate supplies in a timely manner from our current suppliers. We have identified alternate vendors should current vendors be unable to fulfill our needs. However, a reduction or interruption in supply or a significant increase in the price of components would materially and adversely affect our business, financial condition and results of operations.

Our manufacturing floor follows industry standard electro-static discharge procedures and we use a materials resource system to control product flow. Our product is built to meet or exceed current Institute for Interconnecting and Packaging Electronic Circuits, or IPC, standards. We have designed our manufacturing processes and business practices to conform to ISO 9000 standards and we intend to apply for ISO 9000 certification.

Quality control and quality assurance are carefully monitored. Key metrics which we measure include supplier on-time delivery, inventory level, order to delivery time and customer installation failure rate. All metrics are measured, tracked and improved through root cause failure analysis, containment and corrective action implementation.

Intellectual Property
We rely on a combination of copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements with our employees and third parties and other protective measures to protect our proprietary rights. We have filed a patent application covering aspects of the design of our single platform DSL hardware solution. We do not yet have any issued patents, and it is unclear whether any patents will be issued in the future. Although we employ a variety of intellectual property assets in the development and manufacturing of our products, we believe that none of such intellectual property is individually critical to our current operations. Although we are not aware that our products infringe on the proprietary rights of third parties, there can be no assurance that others will not assert claims of infringement in the future or that, if made, such claims will not be successful. Litigation to determine the validity of any claims, whether or not such litigation is determined in favor of us, could result in significant expense and divert our efforts from daily operations. In the event of any adverse ruling, we may be required to pay substantial damages, discontinue the sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to use infringing or substituted technology. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market our products effectively. There can be no assurance that any necessary licenses will be available on commercially reasonable terms.

Employees
As of August 19, 1999, we had 56 full time employees. We are not a party to any collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans to organize our employees. We consider our relationships with our employees to be good.

Facilities
We are headquartered in a facility consisting of approximately 36,000 square feet in North Andover, Massachusetts, under a lease expiring in 2004. We have an engineering office in Richardson, Texas, where we lease 3,208 square feet under a lease expiring in January 2001. We anticipate opening additional regional sales offices in the future as we increase the size of our sales force and expand our sales and marketing initiatives.

Legal Proceedings
We are not currently involved in any pending legal proceedings that are expected to have a material adverse effect on our business.

                                   MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, their ages and their positions as of August 19, 1999, are as follows:

Name                                           Age      Position
-----------------------------------------      ---      ------------------------------------------------------
Stephen A. Ide...........................          56   President and Director
William J. Burke.........................          54   Chief Financial Officer, Senior Vice President-Finance
                                                        and Treasurer
Rajeev Agarwal...........................          39   Chief Technology Officer and Senior Vice
                                                        President-Research and Development and Director
Christopher P. Whalen....................          37   Vice President--Sales and Marketing
Eric R. Giler (1)(2).....................          43   Director
Robert G. Barrett (1)(2).................          54   Director
Paul J. Severino (1)(2)..................          52   Director

------------------------------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

STEPHEN A. IDE has served as our President since January 1997. Mr. Ide has served as a director since October 1996. From January 1993 to December 1996, Mr. Ide was Senior Vice President of Sales and Marketing for Brooktrout and was Vice President of Sales and Marketing from 1987 to December 1992. Prior to joining Brooktrout, Mr. Ide was co-founder and President of Computer Telephone Corp., currently CTC Communications, Inc., a publicly traded CLEC. Mr. Ide also served as Vice President of Operations for Rolm of New England Corporation.

WILLIAM J. BURKE has served as our Chief Financial Officer, Senior Vice President-Finance and Treasurer since May 1999. Prior to joining Interspeed, from August 1998 to May 1999, Mr. Burke was the Vice President of Finance and Administration and Chief Financial Officer of Teloquent Communications Corporation, a privately held company and provider of software, hardware and services for network-independent virtual call centers. From 1996 to 1998, Mr. Burke was the Director of Telecommunications Banking at Tucker Anthony Cleary Gull. From 1988 to 1996, Mr. Burke was at Boston Technology, a worldwide provider of voice messaging and telecommunications equipment for enhanced service and network based providers. He was Boston Technology's first Vice President of Finance and Chief Financial Officer and helped manage its global expansion and 1990 public offering. Mr. Burke is a member of the Board of Directors and the Executive Committee of the Massachusetts Telecommunications Council.

RAJEEV AGARWAL has served as our Chief Technology Officer and Senior Vice President--Research and Development since 1997. Mr. Agarwal has served as a director since March 1997. Prior to co-founding Interspeed, Mr. Agarwal worked at Cabletron Systems from July 1987 to March 1997 where he established several research and development programs to deliver new products including cable modems and products incorporating 10BaseT, FDDI and ATM technologies.

CHRISTOPHER P. WHALEN has served as our Vice President--Sales and Marketing since January 1999. He had previously been National Sales Manager since January 1998. Prior to joining Interspeed, Mr. Whalen worked in numerous sales and sales management positions at Brooktrout from 1990 to 1998, including Western Regional Sales Manager from 1995 to 1997 and Major Account Sales Manager from 1992 to

1995. Mr. Whalen worked for Dictaphone Corporation from 1986 to 1990 as Sales Manager and in other sales capacities.

ERIC R. GILER has served as a director since October 1996. Mr. Giler co-founded Brooktrout in 1984 and has served as President and a director of Brooktrout since Brooktrout's inception. Mr. Giler is Chairman of the Massachusetts Telecommunications Council. Mr. Giler also serves as a director of Netegrity, Inc. and of various privately-held technology companies.

ROBERT G. BARRETT has served as a director since June 1999. Mr. Barrett has been a general partner of Battery Ventures, L.P. since 1984. Mr. Barrett currently serves as a director of Brooktrout and Peerless Systems Corp. Mr. Barrett also serves as a director of various privately held technology companies.

PAUL J. SEVERINO has served as a director since June 1999. Mr. Severino has been Chairman of the Board of NetCentric Corp. since 1998. From 1994 to 1998, Mr. Severino was Chairman of the Board of Bay Networks. From 1986 to 1994, Mr. Severino was President and Chief Executive Officer of Wellfleet Communications. Mr. Severino also serves as a director of Media 100, Inc. and SilverStream, Inc.

Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Staggered Board

The number of directors is currently fixed at five. The board of directors is divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors consists of two Class I directors, Eric
R. Giler and Rajeev Agarwal, whose term will expire at the annual meeting held in 2000, two Class II directors, Robert G. Barrett and Stephen A. Ide, whose terms will expire at the annual meeting held in 2001, and one Class III director, Paul J. Severino, whose term will expire at the annual meeting held in 2002.

Committees of the Board of Directors

AUDIT COMMITTEE. The audit committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. The members of the audit committee are Robert G. Barrett, Eric R. Giler and Paul J. Severino.

COMPENSATION COMMITTEE. The compensation committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. The members of the compensation committee are Robert G. Barrett, Eric R. Giler and Paul J. Severino. The compensation committee also serves as the option committee under the 1999 Stock Option and Grant Plan.

OTHER COMMITTEES. The board of directors may establish, from time to time, other committees to facilitate the management of our business.

Director Compensation

On the fifth day following their election to the board, Robert G. Barrett received a non-qualified option under the 1999 Stock Option and Grant Plan for 30,000 shares, of which 22,500 vested upon grant and 7,500 will vest quarterly over the final two quarters of his two year term, and Paul J. Severino received a non-qualified option under the 1999 Stock Option and Grant Plan for 45,000 shares, of which 22,500 shares vested upon grant and 22,500 will vest quarterly over the final six quarters of his three year term. In the future, each director, who is neither an employee of Interspeed nor Brooktrout, will receive, upon election to the board, an option under the 1999 Stock Option and Grant Plan for 45,000 shares that will vest quarterly during each director's three year term.

Compensation Committee Interlocks and Insider Participation

Before June 1999, we did not have a compensation committee or similar committee of the board of directors, and the then directors Messrs. Giler, Ide and Agarwal each participated in deliberation of our board of directors concerning executive officer compensation. In June 1999, the compensation committee of the board of directors consisting of Robert G. Barrett, Eric R. Giler and Paul J. Severino, was established. The Compensation Committee reviews and makes recommendations to the board of directors regarding the compensation for senior management and key employees of Interspeed.

Executive Compensation

The following table sets forth in summary form the compensation that was paid to our President and the other most highly compensated executive officers whose aggregate compensation exceeded $100,000 in the fiscal year ended September 30, 1998.

                           Summary Compensation Table

                                                                     1998
                                                                 Fiscal Year          Long-Term
                                                                 Compensation       Compensation
                                                            ----------------------  -------------
                                                                                     Securities
                                                                                     Underlying          All
                                                                                      Options/          Other
                                                              Salary      Bonus         SARs        Compensation
                                                            ----------  ----------  -------------  ---------------
Stephen A. Ide............................................  $  167,500  $  112,979           --       $   2,323(1)
  President
Rajeev Agarwal............................................  $  110,000  $   32,500       20,000       $   2,400(1)
  Chief Technology Officer and Senior Vice
  President-Research and Development
Christopher P. Whalen.....................................  $  112,500          --       40,000       $   2,400(1)
  Vice President-Sales and Marketing

------------------------------------

(1)  Includes a matching contribution under our 401(k) plan.

Option Grants in Last Fiscal Year.

The following table sets forth information regarding stock options granted during fiscal year 1998 to our President and the other most highly compensated executive officers. The exercise price per share of each option is equal to the fair market value of the common stock as of the grant date.

The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates, compounded annually, as mandated by the Securities and Exchange Commission. The potential realizable value is not intended to predict future appreciation of the price of our common stock. The values shown do not consider nontransferability, vesting or termination of the options upon termination of an employee's employment relationship with us.

                       Option Grants In Last Fiscal Year

                                                                                                         Potential Realizable
                                                                   Individual Grants                             Value
                                                -------------------------------------------------------    at Assumed Annual
                                                 Number of   Percent of Total                               Rates of Stock
                                                Securities        Options        Exercise                 Price Appreciation
                                                Underlying      Granted to        or Base                   for Option Term
                                                  Options      Employees in        Price     Expiration  ---------------------
Name                                            Granted(#)    Fiscal Year(1)      ($/Sh)        Date       5%($)      10%($)
----------------------------------------------  -----------  -----------------  -----------  ----------  ---------  ----------
Stephen A. Ide................................          --              --              --           --         --          --
Rajeev Agarwal................................      20,000             5.2%      $     .13     07/01/08    358,357     570,623
Christopher P. Whalen.........................      40,000            10.5%      $     .13     02/19/08    716,714   1,141,247

------------------------------------
(1)  Based on total of 381,600 options granted in fiscal 1998.

Option Exercises and Fiscal Year-End Option Holdings and Values.

The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by our President and the other most highly compensated executive officers. The President and the named executive officers did not exercise any stock options during fiscal year 1998. There was no public trading market for our common stock as of September 30, 1998.

          Aggregate Option Exercises and Fiscal Year-End Option Values

                                                        Number of Securities        Value of Unexercised
                                                       Underlying Unexercised       In-The-Money Options
                                                      Options at September 30,    at September 30, 1998 ($)
                                                                1998                         (1)
                                                     --------------------------  ---------------------------
Name                                                 Exercisable  Unexercisable  Exercisable   Unexercisable
---------------------------------------------------  -----------  -------------  ------------  -------------
Stephen A. Ide(2)..................................          --            --              --            --
Rajeev Agarwal(3)..................................     120,667       299,332    $  1,327,337   $ 3,292,652
Christopher P. Whalen(4)...........................       5,333        34,667    $     58,663   $   381,337

------------------------------------
(1) The value of the unexercised in-the-money options was calculated using the $11 midpoint of the range for the initial public offering price.

(2) Mr. Ide was granted 300,000 options on May 15, 1999 at an exercise price of $.13 per share. On July 9, 1999, Mr. Ide exercised 120,000 options, which represented all of his exercisable options. As of August 19, 1999, using the $11 midpoint of the range for the initial public offering price, the value of Mr. Ide's 180,000 unexercisable shares was $1,980,000.

(3) Mr. Agarwal was granted 20,000 options on October 1, 1998 and on December 30, 1998, with all 40,000 options at an exercise price of $.13 per share, and 20,000 options on March 31, 1999 at an exercise price of $.67 per share. On July 19, 1999, Mr. Agarwal exercised 188,600 options at an exercise price of $.13 per share. As of August 19, 1999, using the $11 midpoint of the range for the initial public offering price, the value of Mr. Agarwal's 9,399 exercisable options was $103,389 and the value of his 282,001 unexercisable options was $3,102,011.

(4) Mr. Whalen was granted 40,000 options on December 30, 1998 at an exercise price of $.13 per share. As of August 19, 1999, using the $11 midpoint of the range for the initial public offering price, the value of Mr. Whalen's 17,334 exercisable options was $190,674 and the value of his 62,666 unexercisable options was $689,326.

Stock Plans

1999 STOCK OPTION AND GRANT PLAN

Our 1999 Stock Option and Grant Plan (the "1999 Stock Plan") was initially adopted by our board of directors and approved by our stockholders in June 1999. The 1999 Stock Plan permits us to make grants of:

      -      incentive stock options;

      -      non-qualified stock options;

      -      stock appreciation rights;

      -      restricted stock;

      -      deferred stock awards;

      -      unrestricted stock;

      -      performance share awards; and

      -      dividend equivalent rights.

The 1999 Stock Plan provides for the issuance of up to 1,012,868 shares of common stock, of which 876,868 shares of common stock are available for future grants.

To ensure that certain awards granted to the top five named executive officers under the 1999 Stock Plan qualify as "performance-based compensation" under
Section 162(m) of the Internal Revenue Code of 1986, or the Code, the 1999 Stock Plan provides that a committee of not less than two independent directors may require that the vesting of such awards be conditioned on the satisfaction of performance criteria which may include any or all of the following: (i) our return on equity, assets, capital or investment; (ii) pre-tax or after-tax profit levels of us or any subsidiary, division, operating unit or business segment thereof, or any combination of the foregoing; (iii) cash flow, funds from operations or similar measures; (iv) total stockholder return; (v) changes in the market price of our common stock; (vi) sales or market share; or (vii) earnings per share. The committee will select the particular performance criteria within 90 days following the commencement of a performance cycle. To satisfy the requirements of Section 162(m) of the Code, stock options and stock appreciation rights with respect to no more than 250,000 shares of common stock (subject to adjustment for stock splits and similar events) may be granted to any one individual during any one calendar year period. In addition, the maximum award of restricted stock, performance shares or deferred stock (or combination thereof) for any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will not exceed 250,000 shares of common stock (subject to adjustment for stock splits and similar events) for any performance cycle.

1999 STOCK PLAN ADMINISTRATION. The 1999 Stock Plan provides for administration by a committee of not fewer than two non-employee directors, as appointed by the board of directors from time to time (the "Option Committee"). Our compensation committee serves as our Option Committee.

The Option Committee has full power to select, from among the employees eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 1999 Stock Plan. The Option Committee may not reprice outstanding options, other than to appropriately reflect changes in our capital structure. The Option Committee may permit common stock, and other amounts payable pursuant to an award, to be deferred. In such instances, the Option Committee may permit interest, dividend or deemed dividends to be credited to the amount of deferrals.

ELIGIBILITY AND LIMITATIONS ON GRANTS. All of our officers, employees, directors and key persons (including consultants and prospective employees) are eligible to participate in the 1999 Stock Plan, subject to the discretion of the Option Committee. In no event may any one participant receive options to purchase more than 125,000 shares of common stock (subject to adjustment for stock splits and similar events) during any one calendar year period, as stated above. In addition, as stated above, the maximum award for any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will not exceed 250,000 shares of common stock (subject to adjustment for stock splits and similar events) for any performance cycle.

STOCK OPTIONS. Options granted under the 1999 Stock Plan may be either Incentive Stock Options ("Incentive Options") within the definition of Section 422 of the Code or Non-Qualified Stock Options ("Non-Qualified Options"). Options granted under the 1999 Stock Plan will be Non-Qualified Options if they
(i) fail to meet the definition of Incentive Options, (ii) are granted to a person not eligible to receive Incentive Options under the Code, or (iii) otherwise so provide. Incentive Options may be granted only to our officers or other employees. Non-Qualified Options may be granted to persons eligible to receive Incentive Options and to non-employee directors and other key persons.

OTHER OPTION TERMS. The Option Committee has authority to determine the terms of options granted under the 1999 Stock Plan. However, Incentive Options will have an exercise price that is not less than 100 percent of the fair market value of the shares of common stock on the date of the option grant and Non-Qualified Options, other than those granted in lieu of a participant's cash bonus at the participant's election with the consent of the Option Committee, will have an exercise price that is not less than 85 percent of the fair market value of the shares of common stock on the date of the option grant. The exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Option Committee and may not exceed ten years from date of grant. The Option Committee will determine at what time or times each option may be exercised and, subject to the provisions of the 1999 Stock Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Option Committee. In general, unless otherwise permitted by the Option Committee, no option granted under the 1999 Stock Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Options granted under the 1999 Stock Plan may be exercised for cash or, if permitted by the Option Committee, by transfer to us, of shares of common stock which are not then subject to restrictions under any of our stock plans, which have been held by the optionee for at least six months or were purchased on the open market, and which have a fair market value equivalent to the option exercise price of the shares being purchased, or by compliance with certain provisions pursuant to which a securities broker delivers the purchase price for the shares to us.

At the discretion of the Option Committee, stock options granted under the 1999 Stock Plan may include a "re-load" feature pursuant to which an optionee exercising an option by the delivery of shares of common stock would automatically be granted an additional stock option (with an exercise price equal to the fair market value of the common stock on the date the additional stock option is granted) to purchase that number of shares of common stock equal to the number delivered to exercise the original stock option. The purpose of this feature is to enable participants to maintain their equity interest without dilution.

To qualify as Incentive Options, options must meet additional Federal tax requirements, including a $100,000 limit on the value of shares subject to Incentive Options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of large stockholders.

TAX WITHHOLDING. Participants under the 1999 Stock Plan are responsible for the payment of any federal, state or local taxes which we are required by law to withhold upon any option exercise or vesting of other awards. Participants may elect to have such tax withholding obligations satisfied either by authorizing us to withhold shares of common stock to be issued pursuant to an option exercise or other award, or by transferring to us shares of common stock having a value equal to the amount of such taxes.

STOCK APPRECIATION RIGHTS. The Option Committee may award a stock appreciation right ("SAR") either as a freestanding award or in tandem with a stock option. Upon exercise of the SAR, the holder will be entitled to receive an amount equal to the excess of the fair market value on the date of exercise of one share of common stock over the exercise price per share specified in the related stock option or, in the case of a freestanding SAR, the price per share specified in such right, which price may not be less than the fair market value of the common stock on the date of grant, multiplied by the number of shares of common stock with respect to which the SAR is exercised. If the SAR is granted in tandem with a stock option, exercise of the SAR cancels the related option to the extent of such exercise.

RESTRICTED STOCK AWARDS. The Option Committee may grant shares, at par value or for a higher purchase price determined by the Option Committee, of common stock to any participant subject to such conditions and restrictions as the Option Committee may determine. These conditions and restrictions may include the achievement of pre-established performance goals and/or continued employment with us through a specified vesting period. The vesting period and the purchase price, if any, of shares of restricted stock shall be determined by the Option Committee. If the applicable performance goals and other restrictions are not attained, the participant will forfeit his or her award of restricted stock.

DEFERRED STOCK AWARDS. The Option Committee may also award phantom stock units as deferred stock awards to participants. The deferred stock awards are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as the Option Committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. During the deferral period, subject to the terms and conditions imposed by the Option Committee, the deferred stock awards may be credited with dividend equivalent rights. Subject to the consent of the Option Committee, a participant may make an advance election to receive a portion of his or her compensation or restricted stock award otherwise due in the form of a deferred stock award.

UNRESTRICTED STOCK AWARDS. The Option Committee may also grant shares, at par value or for a higher purchase price determined by the Option Committee, of common stock which are free from any restrictions under the 1999 Stock Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation due to such participant.

DIVIDEND EQUIVALENT RIGHTS. The Option Committee may grant dividend equivalent rights which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalent rights credited under the 1999 Stock Plan may be paid currently or be deemed to be reinvested in additional shares of common stock, which may thereafter accrue additional dividend equivalent rights at fair market value at the time of deemed reinvestment or on the terms then governing the reinvestment of dividends under a dividend reinvestment plan, if any. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award. Awards under the 1999 Stock Plan that are payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

PERFORMANCE SHARE AWARDS. The Option Committee may grant performance share awards to any participant which entitle the recipient to receive shares of common stock upon the achievement of individual or company performance goals and such other conditions as the Option Committee shall determine.

ADJUSTMENTS FOR STOCK DIVIDENDS, MERGERS, ETC. The 1999 Stock Plan authorizes the Option Committee to make appropriate adjustments to the number of shares of common stock that are subject to the 1999 Stock Plan and to any outstanding stock options to reflect stock dividends, stock splits and similar events. In the event of certain transactions, such as a merger, consolidation, dissolution or liquidation, the Option Committee in its discretion may provide for appropriate substitutions or adjustments of outstanding stock options or SARs; alternatively, outstanding stock options and SARs will terminate and the holder will receive a cash payment equal to the excess of the fair market value per share over the applicable exercise price, multiplied by the number of shares of common stock covered by the stock option or SAR.

ACCELERATION UPON A MERGER, SALE OR CHANGE OF CONTROL OF INTERSPEED. Upon a merger, sale or change of control of the Company, all outstanding awards to executive officers and directors will immediately become exercisable.

AMENDMENTS AND TERMINATION. The board of directors may at any time amend or discontinue the 1999 Stock Plan and the Option Committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect the rights under any outstanding awards without the holder's consent. To the extent required by the Code to ensure that options granted under the 1999 Stock Plan qualify as Incentive Options, 1999 Stock Plan amendments shall be subject to approval by our stockholders.

1999 EMPLOYEE STOCK PURCHASE PLAN

Our 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by our board of directors in May 1999 and was subsequently approved by our stockholders. Up to 200,000 shares of common stock may be issued under the Purchase Plan. The Purchase Plan is administered by the compensation committee of the board of directors.

The first offering under the Purchase Plan will begin on the effective date of this offering and end on March 31, 2000. Subsequent offerings will commence on each October 1 and April 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period will be eligible to participate in the Purchase Plan. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock will not be able to participate in the Purchase Plan.

During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares that may be purchased by any participating employee during any offering period is limited to the number of whole shares which is less than or equal to $12,500 divided by the closing price (offering price to the public with respect to the initial offering period) per share on the first day of the applicable offering period. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of common stock on the first day of the offering period shall be the offering price to the public. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year. No common stock has been issued to date under the Purchase Plan.

Limitations on Directors' and Executive Officers' Liability and Indemnification

Our Certificate of Incorporation provides for the indemnification of directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

At present, we have no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of common stock as of August 19, 1999 and as adjusted to reflect the sale of the common stock offered hereby of:

      - the President and each of our directors and most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year;

      -      all directors and executive officers as a group; and

      - each person who is known by us to own beneficially more than 5% or more of the outstanding shares of the common stock, including Brooktrout, the selling stockholder.

Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholder. The address of Brooktrout, is 410 First Avenue, Needham, MA 02494.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after August 19, 1999 through the exercise of any stock option or other right.

                                                          Shares Beneficially                 Shares Beneficially
                                                                 Owned                               Owned
                                                         Prior to the Offering               After the Offering(1)
                                                        -----------------------    Shares    ---------------------
Name                                                      Number    Percent(2)    Offered      Number     Percent
------------------------------------------------------  ----------  -----------  ----------  ----------  ---------
Brooktrout, Inc.......................................   8,000,000       95.11%   1,500,000   6,500,000      62.43%
Rajeev Agarwal(3).....................................     214,000        2.48%                 214,000       2.01%
Stephen A. Ide........................................     120,000        1.41%                 120,000       1.14%
Paul J. Severino(4)...................................      82,500           *                   82,500          *
Robert G. Barrett(5)..................................      42,500           *                   42,500          *
Christopher P. Whalen(6)..............................      20,000           *                   20,000          *
Eric R. Giler.........................................          --                                   --
All directors and executive officers as a group
  (7 persons).........................................     485,250        5.45%                 485,250       4.45%

------------------------------------
*   Less than 1%

(1) Assumes the underwriters do not elect to exercise the over-allotment option to purchase an additional 525,000 shares of common stock.

(2) Percentage ownership is based upon 8,411,492 shares of common stock issued and outstanding as of August 19, 1999.

(3) Includes 25,400 shares of common stock which may be acquired upon the exercise of options that are currently exercisable.

(4) Represents 82,500 shares of common stock which may be acquired upon the exercise of options that are currently exercisable.

(5) Represents 42,500 shares of common stock which may be acquired upon the exercise of options that are currently exercisable.

(6) Represents 20,000 shares of common stock which may be acquired upon the exercise of options that are currently exercisable.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

Transition Services Agreement

Brooktrout has provided various services to us, including, but not limited to, payroll, data processing, information technology and telecommunications, tax, legal, treasury, human resources, accounts receivable management, order entry, employee benefits administration, marketing, financial accounting, executive services and insurance administration. Amounts reflected in our financial statements as fees charged by Brooktrout reflect the cost of these services as well as payments made by Brooktrout on our behalf for costs of providing insurance and employee benefits, rent and occupancy costs, and other out-of-pocket costs.

On the effective date of this offering, we will enter into a transition services agreement with Brooktrout for the purposes of defining our ongoing relationship. Under the transition services agreement, upon consummation of this offering Brooktrout will make available to us generally until December 31, 1999 many of the same services currently provided to us, and we will pay Brooktrout a variable fee for such services based on the amount and type of services used, estimated to be approximately $1 million. This fee, generally payable monthly in arrears, has been determined by Brooktrout and us to be consistent with the historical costs of providing these services and adjusted to recognize certain additional services to be provided by Brooktrout to us after the offering and certain other services historically provided by Brooktrout which will be our responsibility to provide. In general, payments to third parties for insurance, employee benefits and similar out-of-pocket costs will be reimbursable by us, but are not otherwise included within the monthly services fee payable to Brooktrout. We believe that the fees charged by Brooktrout are substantially equivalent to those that will be charged by third parties or the cost of providing the services internally. We cannot provide any assurance, however, that one or more third parties could not provide similar services for fees aggregating less than the fee payable to Brooktrout, or that we may not face increased costs after the expiration of the transitional services agreement.

Affiliated Transactions

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must (i) be approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors and (ii) be on terms no less favorable to us than can be obtained from unaffiliated third parties. In addition, this policy requires any loans by us to our officers, directors or other affiliates be for bona fide business purposes only.

Brooktrout has heretofore funded our operations primarily through open advances. On the closing of this offering, Brooktrout will cancel our outstanding indebtedness in the amount of approximately $13.7 million as a contribution to our capital, and without other consideration. Brooktrout will not provide any further financing for us after the closing of this offering.

Stockholder Rights Agreement

Pursuant to a Stockholder Rights Agreement to be entered into in connection with the transition services agreement, we agreed to provide Brooktrout with the following registration rights for its shares of common stock:

      - the right to demand on an unlimited number of occasions that we register its shares of common stock under the Securities Act for resale to the public;

      - the right to piggyback on any registration by us of securities for our account or the account of other stockholders and to include its shares in the registration statement filed by us; and

      - the right, after we become eligible to use a registration statement on Form S-3, to require us to register its shares on a registration statement on Form S-3.

Brooktrout has agreed pursuant to a lock-up agreement not to sell or offer to sell or otherwise dispose of any of its shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of U.S. Bancorp Piper Jaffray.

Brooktrout is permitted to transfer its registration rights to transferees who agree to be subject to the terms and conditions of the Stockholder Rights Agreement.

The Stockholder Rights Agreement also provides for us to indemnify Brooktrout against claims and liabilities, including claims and liabilities arising under the securities laws.

The transactions identified above may not have been conducted on terms less favorable to us than could have been obtained from unaffiliated third parties. We have adopted a conflict of interest policy in connection with the offering. In the future, all transactions between any of our officers, directors and Brooktrout and us will require the approval of the disinterested members of our board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Part-Time Employment Agreement

Brooktrout and Stephen A. Ide entered into a letter agreement under which Mr. Ide will be retained by Brooktrout as a part-time employee of Brooktrout. In exchange for providing up to two hours of service per week advising Brooktrout's chief executive officer upon his request with respect to strategic and operational matters, Mr. Ide will receive $5,000 per year.

                          DESCRIPTION OF CAPITAL STOCK

General

Following the offering, our authorized capital stock will consist of 30,000,000 shares of common stock, $.01 par value per share, of which 10,411,492 will be issued and outstanding; and 1,000,000 shares of undesignated preferred stock issuable in one or more series designated by the board of directors, of which no shares will be issued and outstanding.

Common Stock

VOTING RIGHTS

The holders of common stock have one vote per share. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law or in the certificate of incorporation, amendments to our certificate of incorporation must be approved by a majority of the voting power of the common stock.

DIVIDENDS

Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

OTHER RIGHTS

In the event of any merger or consolidation of Interspeed with or into another company as a result of which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On liquidation, dissolution or winding up of Interspeed, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof, in each case, if any, as are permitted by Delaware law and as the board of directors may determine by adoption of an amendment of our charter, without any further vote or action by our stockholders. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of our common stock. The issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a change in control of Interspeed.

Options

As of August 19, 1999, Interspeed had outstanding options to purchase a total of 1,547,040 shares of common stock pursuant to the 1997 Stock Plan and 136,000 shares of common stock pursuant to the

1999 Stock Plan. The weighted average exercise price of these 1,683,040 shares was $1.10 per share. Recommendations for option grants under the 1997 Stock Plan and the 1999 Stock Plan are made by the compensation committee. The compensation committee may issue options with varying vesting schedules, but all options granted pursuant to the stock plans must be exercised within ten years from the date of grant.

Registration Rights

Under the terms of the Stockholders Rights Agreement, Brooktrout has registration rights for its shares of common stock. See "Certain Transactions With Related Partners--Stockholder Rights Agreement."

Indemnification Matters

Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our bylaws provide that directors and officers shall be, and in the discretion of the board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Interspeed. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. In addition, Interspeed's directors and officers are entitled to indemnification under Brooktout's bylaws. We also have directors' and officers' insurance against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Interspeed as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Interspeed in which indemnification will be required or permitted.

Amendment of the Certificate of Incorporation

Except as otherwise provided in the certificate of incorporation, any amendment to our certificate of incorporation must first be approved by a majority of the board of directors and thereafter approved by a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

Bylaw Provisions

Our bylaws provide that a special meeting of stockholders may be called only by the board of directors unless otherwise required by law. Our bylaws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Ability to Adopt Stockholder Rights Plan

The board of directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of a company by means of a merger, tender offer, proxy contest or otherwise if the board of directors determines that such change in control is not in the best interests of the company and its stockholders. The board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of Interspeed.

Statutory Business Combination Provision

Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

      - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      - upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

      - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our bylaws contains any such exclusion.

Trading on the Nasdaq National Market System

Our common stock has been approved for quotation on the Nasdaq National Market System under the symbol "ISPD."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could drop due to sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

After this offering, 10,411,492 shares of common stock will be outstanding. See "Capitalization." Of these shares, the 3,500,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 6,911,492 shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

In connection with this offering, our existing officers, directors and Brooktrout, who will own a total of 6,808,600 shares of common stock after the offering, have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of U.S. Bancorp Piper Jaffray, on behalf of the underwriters. See "Underwriting." U.S. Bancorp Piper Jaffray may, however, in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

Beginning 180 days after the date of this prospectus or earlier with the prior written consent of U.S. Bancorp Piper Jaffray, 6,808,600 shares and 623,494 shares issuable upon exercise of outstanding vested options will be eligible for sale in the public market subject to Rule 144 and Rule 701 of the Securities Act.

In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

      - 1% of the then outstanding shares of common stock, which is expected to be approximately 10,411,492 shares upon the completion of this offering, or

      - the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

In general, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after we become subject to the reporting requirements of the Exchange Act. Prior to the expiration of the lock-up agreement, we intend to register on a registration statement on Form S-8:

      - a total of up to 1,012,868 shares of common stock reserved for future issuance pursuant to the 1999 Stock Plan; and

      - a total of 200,000 shares of common stock reserved for future issuance pursuant to the 1999 Purchase Plan.

The Form S-8 will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180 day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1999 Stock Plan and 1999 Purchase Plan.

Following the offering, under specified circumstances and subject to customary conditions, Brooktrout will have rights with respect to all of its shares of common stock, subject to the 180 day lock-up arrangement, to require us to register its remaining shares of common stock under the Securities Act, and it will have rights to participate in any future registrations of securities by us.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Warburg Dillon Read LLC, a subsidiary of UBS AG, Tucker Anthony Cleary Gull and DLJDIRECT Inc. are acting as representatives, have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                                                     Number
Underwriters                                                                       of Shares
---------------------------------------------------------------------------------  ----------
U.S. Bancorp Piper Jaffray Inc...................................................   1,361,250
Warburg Dillon Read LLC..........................................................     742,500
Tucker Anthony Cleary Gull.......................................................     371,250
DLJDIRECT Inc....................................................................     125,000
BT Alex. Brown International.....................................................      60,000
Banc of America Securities LLC...................................................      60,000
BancBoston Robertson Stephens Inc................................................      60,000
Bear, Stearns & Co. Inc..........................................................      60,000
Donaldson, Lufkin & Jenrette Securities Corporation..............................      60,000
Hambrecht & Quist LLC............................................................      60,000
PaineWebber Incorporated.........................................................      60,000
Prudential Securities Incorporated...............................................      60,000
Salomon Smith Barney Inc.........................................................      60,000
SG Cowen Securities Corporation..................................................      60,000
Advest, Inc......................................................................      30,000
Brean Murray & Co., Inc..........................................................      30,000
Dain Rauscher Wessels............................................................      30,000
First Albany Corporation.........................................................      30,000
John G. Kinnard & Company, Incorporated..........................................      30,000
Ladenburg Thalmann & Co. Inc.....................................................      30,000
Legg Mason Wood Walker, Incorporated.............................................      30,000
McDonald Investments Inc., a KeyCorp Company.....................................      30,000
Raymond James & Associates, Inc..................................................      30,000
Nessuah Zannex Ltd...............................................................      30,000
                                                                                   ----------
        Total Underwriters (24)..................................................   3,500,000
                                                                                   ----------
                                                                                   ----------

The underwriters have advised us that they propose to offer the shares to the public at $12.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $.50 per share. The underwriters may allow and the dealers may reallow a concession of not more than $.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the representatives.

DLJDIRECT Inc. is making a prospectus in electronic format available on its Internet web site. Other than the prospectus in electronic format, the information on DLJDIRECT'S web site is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter and should not be relied on by prospective investors.

The underwriters have reserved for sale at the initial offering price (i) up to 150,000 shares of common stock to persons associated with Interspeed, including directors, officers, employees and friends and (ii) up to 200,000 shares of common stock to Brooktrout's stockholders who held more than 100 shares of Brooktrout stock as of June 18, 1999. Shares not sold to these persons will be either (i) reoffered immediately by the underwriters to the public at the initial public offering price or, (ii) in the case of the shares allocated to the Brooktrout stockholders, at the discretion of the underwriters, reoffered to persons associated with Interspeed at the initial public offering price. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Brooktrout has granted to the underwriters an option to purchase up to an additional 525,000 shares of common stock, at the same price to the public, and with the same underwriting discount, as set forth on the cover page of this prospectus. The underwriters may exercise this option at any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us and Brooktrout in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                                               Total
                                                                     --------------------------
                                                                                       Full
                                                         Per Share   No Exercise     Exercise
                                                        -----------  ------------  ------------
Paid by Interspeed....................................   $     .84   $  1,680,000   $1,680,000
Paid by Brooktrout....................................   $     .84   $  1,260,000   $1,701,000

The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate that these fees and expenses will be an aggregate of approximately $1,750,000. These fees and expenses are payable entirely by us. Brooktrout will not bear any of the expenses of the offering other than the underwriting discount in connection with the sale of its shares of our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and Brooktrout have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer, pledge, sell, offer for sale, contract to sell, grant any option for the sale of or otherwise issue or dispose of any of our common stock, or any securities convertible into, or exchangeable for, or any options to purchase or acquire shares of common stock, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans in the ordinary course of business consistent with past practice. However, U.S. Bancorp Piper Jaffray may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. As of the date of this prospectus, there are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sales of shares of common stock prior to the expiration of the lock-up period.

Prior to the offering, there has been no established trading market for the shares of common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the shares of common stock will correspond to the price at which the shares of common stock will trade in the public market subsequent to this offering or that an active public market for the shares of common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the shares of common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the shares of common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the shares of common stock to the extent that it discourages resales of the shares of common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Interspeed by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

The financial statements as of September 30, 1997 and 1998 and June 30, 1999, and for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or the SEC, for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                                INTERSPEED, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report..............................................   F-2
Balance Sheets............................................................   F-3
Statements of Operations..................................................   F-4
Statements of Stockholders' Equity (Deficit)..............................   F-5
Statements of Cash Flows..................................................   F-6
Notes to Financial Statements.............................................   F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Interspeed, Inc.
North Andover, MA

We have audited the accompanying balance sheets of Interspeed, Inc., a 99.8% owned subsidiary of Brooktrout, Inc., as of September 30, 1997 and 1998 and June 30, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from October 23, 1996 (inception) to September 30, 1997, for the year ended September 30, 1998 and for the nine months ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1997 and 1998 and June 30, 1999, and the results of its operations and its cash flows for the period from October 23, 1996 (inception) to September 30, 1997, for the year ended September 30, 1998 and for the nine months ended June 30, 1999.

Deloitte & Touche LLP
Boston, Massachusetts
July 23, 1999

                                Interspeed, Inc.

                                 Balance Sheets

                       (in thousands, except share data)

                                                                       September 30,                    Pro forma
                                                                    --------------------   June 30,     June 30,
                                                                      1997       1998        1999         1999
                                                                    ---------  ---------  -----------  -----------
                                                                                                       (unaudited)
Assets
Current assets:
  Cash............................................................  $      21  $     132   $     136
  Accounts receivable (less allowances of $26 at June 30, 1999)...         --         --       1,302
  Inventory.......................................................         --        587         822
  Prepaid expenses and other......................................          8         19         104
                                                                    ---------  ---------  -----------
      Total current assets........................................         29        738       2,364
  Property and equipment, net.....................................        319        489         865
  Deferred offering costs.........................................         --         --         463
  Other assets....................................................         --         --           5
                                                                    ---------  ---------  -----------
      Total assets................................................  $     348  $   1,227   $   3,697
                                                                    ---------  ---------  -----------
                                                                    ---------  ---------  -----------

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable................................................  $     118  $     350   $   1,513
  Accrued expenses................................................         66        175         662
  Deferred revenue................................................         --         --          39
                                                                    ---------  ---------  -----------
      Total current liabilities...................................        184        525       2,214
  Long term note payable--due Brooktrout..........................        206      5,038      10,887    $      --
  Deferred rent...................................................         --         --          60           60
Commitments and contingencies (Notes 1 and 5)
Stockholders' equity (deficit):
  Preferred Stock, $0.01 par value per share; 1,000,000 shares
    authorized, no shares issued or outstanding...................         --         --          --           --
  Common stock, $.01 par value, 30,000,000 shares authorized,
    8,018,132 shares issued and outstanding.......................         80         80          80           80
  Additional paid-in capital......................................        921      1,391       7,394       18,281
  Accumulated deficit.............................................     (1,043)    (5,356)    (12,430)     (12,430)
  Deferred compensation...........................................         --       (451)     (4,508)      (4,508)
                                                                    ---------  ---------  -----------  -----------
      Total stockholders' equity (deficit)........................        (42)    (4,336)     (9,464)   $   1,423
                                                                    ---------  ---------  -----------  -----------
                                                                                                       -----------
      Total liabilities and stockholders' equity (deficit)........  $     348  $   1,227   $   3,697
                                                                    ---------  ---------  -----------
                                                                    ---------  ---------  -----------

                       See notes to financial statements.

                                Interspeed, Inc.

                            Statements of Operations

                     (in thousands, except per share data)

                                                        Period from                                   Nine months
                                                      October 23, 1996                               ended June 30,
                                                        (inception)              Year ended      ----------------------
                                                   to September 30, 1997     September 30, 1998                 1999
                                                 --------------------------  ------------------     1998      ---------
                                                                                                 -----------
                                                                                                 (unaudited)

Revenue........................................          $       --              $       --       $      --   $   1,341

Cost of revenue................................                  --                      --              --         826
                                                            -------                 -------      -----------  ---------

Gross profit...................................                  --                      --              --         515
                                                            -------                 -------      -----------  ---------

Operating expenses:
  Research and development.....................                 878                   3,204           2,429       3,747
  Sales and marketing..........................                  --                     401             331         796
  General and administrative...................                 165                     689             491       1,102
  Stock compensation...........................                  --                      19               2       1,944
                                                            -------                 -------      -----------  ---------

    Total operating expenses...................               1,043                   4,313           3,253       7,589
                                                            -------                 -------      -----------  ---------

Loss before income taxes.......................              (1,043)                 (4,313)         (3,253)     (7,074)
Income tax expense.............................                  --                      --              --          --
                                                            -------                 -------      -----------  ---------

Net loss.......................................          $   (1,043)             $   (4,313)      $  (3,253)  $  (7,074)
                                                            -------                 -------      -----------  ---------
                                                            -------                 -------      -----------  ---------

Net loss per share-
  basic and diluted............................          $    (0.24)             $    (0.54)      $   (0.41)  $   (0.88)
                                                            -------                 -------      -----------  ---------
                                                            -------                 -------      -----------  ---------

Shares used to compute net loss
  per share- basic and diluted.................               4,364                   8,000           8,000       8,001

                       See notes to financial statements.

                                Interspeed, Inc.

                  Statements of Stockholders' Equity (Deficit)

                                 (in thousands)

                                                          Common Stock        Additional
                                                    ------------------------    Paid-in    Accumulated     Deferred
                                                      Shares       Amount       Capital      Deficit     Compensation     Total
                                                    -----------  -----------  -----------  ------------  -------------  ---------
Balance, October 23, 1996 (inception).............          --    $      --    $      --    $       --     $      --    $      --
Common stock issued for cash to Parent............       8,000           80          921            --            --        1,001
Net loss..........................................          --           --           --        (1,043)           --       (1,043)
                                                         -----          ---   -----------  ------------  -------------  ---------
Balance, September 30, 1997.......................       8,000           80          921        (1,043)           --          (42)
Unearned compensation related to stock options....          --           --          470            --          (470)          --
Amortization of unearned compensation.............          --           --           --            --            19           19
Net loss..........................................          --           --           --        (4,313)           --       (4,313)
                                                         -----          ---   -----------  ------------  -------------  ---------
Balance, September 30, 1998.......................       8,000           80        1,391        (5,356)         (451)      (4,336)
Unearned compensation related to stock options....          --           --        6,001            --        (6,001)          --
Stock options exercised...........................          18           --            2            --            --            2
Amortization of unearned compensation.............          --           --           --            --         1,944        1,944
Net loss..........................................          --           --           --        (7,074)           --       (7,074)
                                                         -----          ---   -----------  ------------  -------------  ---------
Balance, June 30, 1999............................       8,018    $      80    $   7,394    $  (12,430)    $  (4,508)   $  (9,464)
                                                         -----          ---   -----------  ------------  -------------  ---------
                                                         -----          ---   -----------  ------------  -------------  ---------

                       See notes to financial statements.

                                Interspeed, Inc.

                            Statements of Cash Flows

                                 (in thousands)

                                                            Period from                       Nine months ended
                                                          October 23, 1996    Year ended           June 30,
                                                           (inception) to    September 30,  ----------------------
                                                         September 30, 1997      1998          1998        1999
                                                         ------------------  -------------  -----------  ---------
                                                                                            (unaudited)
Cash flows from operating activities:
Net loss...............................................      $   (1,043)       $  (4,313)    $  (3,253)  $  (7,074)
Adjustments to reconcile net loss to net cash used for
  operating activities:
  Depreciation.........................................              52              199           144         212
  Stock compensation...................................              --               19             2       1,944
  Increase (decrease) in cash from:
    Accounts receivable................................              --               --            --      (1,302)
    Inventory..........................................              --             (587)          (25)       (235)
    Prepaid expenses and other.........................              (8)             (11)            5         (91)
    Deferred offering costs............................              --               --            --        (463)
    Accounts payable...................................             118              232           198       1,164
    Accrued expenses...................................              66              109           117         487
    Deferred revenue...................................              --               --            --          39
    Deferred rent......................................              --               --            --          60
                                                                -------      -------------  -----------  ---------
Net cash used for operating activities.................            (815)          (4,352)       (2,812)     (5,259)
                                                                -------      -------------  -----------  ---------
Cash flows used for investing activities-
  Purchases of property and equipment..................            (371)            (369)         (326)       (588)
                                                                -------      -------------  -----------  ---------

Cash flows from financing activities:
Proceeds from issuances of common stock, net...........           1,001               --            --           2
Proceeds from long term debt-due Brooktrout............             206            4,832         3,124       5,849
                                                                -------      -------------  -----------  ---------
Net cash provided by financing activities..............           1,207            4,832         3,124       5,851
                                                                -------      -------------  -----------  ---------
Net increase (decrease) in cash........................              21              111           (14)          4
                                                                -------      -------------  -----------  ---------
Cash, beginning of period..............................              --               21            21         132
                                                                -------      -------------  -----------  ---------
Cash, end of period....................................      $       21        $     132     $       7   $     136
                                                                -------      -------------  -----------  ---------
                                                                -------      -------------  -----------  ---------

                       See notes to financial statements.

                                Interspeed, Inc.

                         Notes to Financial Statements

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

1. Nature of the Business, Basis of Presentation and Summary of Significant Accounting Policies

NATURE OF THE BUSINESS

Interspeed, Inc. (the "Company" or "Interspeed"), a 99.8% owned subsidiary of Brooktrout, Inc. ("Brooktrout"), was founded in October 1996 and began operations in March 1997. Subsequent to September 30, 1998, the Company was no longer considered a development stage company. The Company designs, develops, and markets advanced high-speed data communications solutions based on digital subscriber line, or DSL, technology. The Company's products enable data communication service providers such as competitive local exchange carries, Internet service providers, and owners of multi-tenant units to deliver high speed data access solutions to their customers utilizing existing copper wire infrastructure.

BASIS OF PRESENTATION

The accompanying financial statements represent the accounts of Interspeed, a 99.8% owned subsidiary of Brooktrout. Operating expenses include allocations of general corporate overhead expenses related to Brooktrout's corporate headquarters and common support activities, including payroll administration, worker's compensation and general liability insurance, accounting and finance, legal, tax and human resources. These costs amounted to $165,000, $668,000, $470,000 and $749,000 for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine month period ended June 30, 1998 and 1999, respectively, and have been allocated to Interspeed using methodologies primarily based on headcount and usage. Although Interspeed believes the allocations are reasonable, the costs of these services to Interspeed may not be indicative of the costs that would have been incurred if Interspeed had been a stand-alone entity. Interspeed has entered into a Transition Services Agreement with Brooktrout, pursuant to which Brooktrout will continue to provide certain services to Interspeed during a transition period. In addition, Brooktrout has agreed to continue to fund the operations of the Company until consummation of the offering. See Note 9.

Since inception and through the completion of this offering, Interspeed has been or will be included in the consolidated tax returns of Brooktrout and Brooktrout has realized or will realize the tax benefits associated with Interspeed's operating losses through that date. Accordingly, despite its operating losses since inception, Interspeed does not have available any net operating loss carryforwards nor has it recognized any tax benefits afforded Brooktrout by these net operating losses. Upon the completion of this offering, Interspeed will no longer be included in the consolidated return of Brooktrout and income or losses will be included in a separate return of Interspeed. Any taxes due will be the responsibility of Interspeed and any benefits associated with losses will inure to Interspeed.

REINCORPORATION IN DELAWARE AND STOCK SPLIT

On June 16, 1999, the Company established a Delaware subsidiary with 30,000,000 authorized shares of common stock, par value $0.01. In addition, the Board of Directors authorized the creation of an unspecified class of preferred stock, par value $0.01, with a total authorized amount of 1,000,000 shares. No shares of preferred stock have been issued. On June 17, 1999 the Board of Directors approved, and on June 18, 1999 effected, a four-for-one stock split of the common stock. The stock split has been given retroactive recognition in all periods presented in the accompanying financial statements.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

1. Nature of the Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)
UNAUDITED INTERIM FINANCIAL INFORMATION

The statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended June 30 1998 are unaudited.

In the opinion of management, all adjustments, consisting of only normal recurring items, which are necessary for a fair presentation, have been included in such unaudited interim financial information. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year and may not necessarily reflect the results of operations, financial position, changes in equity and cash flows of Interspeed in the future or what they would have been had Interspeed been a separate, stand-alone entity during the periods presented.

UNAUDITED PRO FORMA PRESENTATION

The unaudited pro forma balance sheet reflects the contribution to capital, as of June 30, 1999, by Brooktrout of amounts due from the Company. Such contribution will occur upon the effectiveness of this offering.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company generally recognizes revenue from equipment sales upon shipment. No revenue is recognized on products shipped on a trial basis. The Company's products generally carry a one year warranty from the date of purchase. Estimated sales returns and warranty costs are recorded at the time the product revenue is recognized. Customers may contract for support services over and above that provided by the Company's warranty policy. Revenue from such contracts and from extended warranty contracts is recognized ratably over the service period. The Company does not recognize revenue on beta units until beta testing on such units is completed.

Inventory

Inventory is stated at the lower of cost (first-in, first-out basis) or market.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

1. Nature of the Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)
Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. Advertising cost for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1998 and 1999 was $0, $2,000, $1,000 and $42,000, respectively.

Property and Equipment

Purchased property and equipment is carried at cost and depreciation is provided over the estimated useful lives of the related assets on the straight-line basis. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful life of the improvement.

Research and Development

Research and development costs, other than software development costs, are expensed as incurred. Software development costs would be capitalized following attainment of technological feasibility, however, no development costs which qualify for capitalization were incurred during any of the periods presented.

Net Loss Per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during each period. Outstanding stock options have been excluded from the computation of diluted per share amounts since the effect would be antidilutive. Had the impact of stock options, using the treasury stock method, been included in the computation, weighted average shares would have increased by 1,126,385 and 1,716,540 for the year ended September 30, 1998 and the nine months ended June 30, 1999, respectively.

Stock-Based Compensation

Compensation expense associated with awards of stock options to employees is measured using the intrinsic value method described in Accounting Principles Board Opinion No. 25.

Cash Flows

There were no cash payments of interest or taxes for any of the periods presented.

Comprehensive Income

There was no difference between the Company's net loss and its total comprehensive loss for any of the periods presented.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

1. Nature of the Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)
Segment Information

The Company currently operates in one business segment: designing, developing and marketing advanced communications products which enable service providers to deliver high speed data access to small and medium sized businesses, MTUs, and other organizations.

Concentration of Risk

To date, the Company's activities have been conducted primarily in the United States. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. At June 30, 1999, 85% of the receivable balance was comprised of balances due from two customers.

The Company relies on contract manufacturers and some single source suppliers of materials for certain product components. As a result, should the Company's current manufacturers or suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results could be adversely impacted.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. The new standard requires that all companies record derviatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for based on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the financial statements of the Company. The Company will adopt this accounting standard on October 1, 2000, as required.

2. Inventory

Inventory consisted of the following (in thousands):

                                                                      September 30,          June 30,
                                                                        1997       1998        1999
                                                                      ---------  ---------  -----------
Raw material........................................................  $      --  $     587   $     575
Work in process.....................................................         --         --          51
Finished goods......................................................         --         --         196
                                                                      ---------  ---------       -----
Total...............................................................  $      --  $     587   $     822
                                                                      ---------  ---------       -----
                                                                      ---------  ---------       -----

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

                                                                         September 30,
                                                        Estimated     --------------------   June 30,
                                                       Useful Life      1997       1998        1999
                                                     ---------------  ---------  ---------  -----------
Office equipment...................................      5 years      $      14  $      77   $     273
Computers and software.............................      3 years            282        497         648
Test equipment.....................................      5 years             21         82         296
Leasehold improvements.............................   up to 5 years          54         84         111
                                                                      ---------  ---------  -----------
Total..............................................                         371        740       1,328
Less accumulated depreciation......................                          52        251         463
                                                                      ---------  ---------  -----------
Total..............................................                   $     319  $     489   $     865
                                                                      ---------  ---------  -----------
                                                                      ---------  ---------  -----------

4. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

                                                                         September 30,
                                                                     ----------------------   June 30,
                                                                        1997        1998        1999
                                                                        -----     ---------  -----------
Compensation.......................................................   $      55   $     145   $     619
Accrued employee benefits..........................................           8          12          --
Other..............................................................           3          18          43
                                                                            ---   ---------       -----
Total..............................................................   $      66   $     175   $     662
                                                                            ---   ---------       -----
                                                                            ---   ---------       -----

5. Lease Obligations

In March 1997, the Company leased office, manufacturing and warehouse space under a non-cancelable operating lease that expired in February 1999. The Company subsequently moved operations to a new location and entered into a non-cancelable operating lease for office, manufacturing and warehouse space in March 1999, which expires in March 2004. The Company also has an engineering facility in Texas and entered into a non-cancelable operating lease in January 1999 which expires in January 2001.

Minimum future lease payments under all operating leases at June 30, 1999 are as follows (in thousands):

Fiscal year:
1999 (3 months).....................................................  $      79
2000................................................................        426
2001................................................................        481
2002................................................................        485
2003................................................................        509
Thereafter..........................................................        216
                                                                      ---------
                                                                      $   2,196
                                                                      ---------
                                                                      ---------

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

5. Lease Obligations (continued)
Rent expense for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998, and the nine months ended June 30, 1998 and 1999 was $38,000, $80,000, $54,000 and $236,000, respectively.

6. Stock Option Plans

In April 1997, the Company's Board of Directors adopted and the stockholder approved the 1997 Stock Option Plan (the "1997 Stock Plan"), under which the Company may grant both incentive stock options and non-qualified options to employees. The 1997 Stock Plan allows for the granting of options to purchase up to 1,988,000 shares of common stock. The stock options are generally granted with vesting periods of five years and have an expiration date of ten years from the date of grant.

STOCK OPTION AND GRANT PLAN

In June 1999, the Company adopted, and the stockholders approved, the Interspeed 1999 Stock Option and Grant Plan (the "1999 Stock Plan"), under which the Company may grant both incentive stock options and nonstatutory stock options to employees, consultants and directors. Options issued under the 1999 Stock Plan can have an exercise price of not less than 85% of the fair market value, as defined under the 1999 Stock Plan, of the stock at the date of grant. The 1999 Stock Plan provides for the issuance of up to 1,012,868 shares of the Company's common stock. Grants subsequent to June 30, 1999 totaled 24,000 and shares available for future grant are 913,868.

Certain options have been granted with exercise prices which were less than the estimated fair value of the Company's common stock at the date of grant. Compensation cost associated with these options, determined as the difference between the fair value of the stock and the exercise price, totalled $6.5 million as of June 30, 1999. This cost was recorded as deferred compensation and is being charged to expense over the vesting period. Compensation cost was $19,000 and $1,944,000 for the year ended September 30, 1998 and the nine months ended June 30, 1999, respectively.

Compensation cost in the nine months ended June 30, 1999 included $548,000 related to grants to two directors that were 100% vested on the date of grant and $1,186,000 related to a grant to the Company's president that vested 40% of the shares on June 18, 1999 upon the initial filing of a registration statement with the Securities and Exchange Commission. The remainder of the president's grant vests 20% of the original grant on January 1 of each of the next three years.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

6. Stock Option Plans (continued)
Activity under the 1997 Stock Plan and the 1999 Stock Plan is summarized as follows:

                                                                                                         Weighted
                                                                                                          Average
                                                                                            Number of    Exercise
                                                                                              Shares       Price
                                                                                            ----------  -----------
Granted...................................................................................     962,400   $     .13
Exercised.................................................................................          --          --
Forfeited.................................................................................          --          --
                                                                                            ----------
Outstanding at September 30, 1997.........................................................     962,400   $     .13
Granted...................................................................................     381,600   $     .13
Exercised.................................................................................          --          --
Forfeited.................................................................................      52,000   $     .13
                                                                                            ----------
Outstanding at September 30, 1998.........................................................   1,292,000   $     .13
Granted...................................................................................     812,000   $    1.44
Exercised.................................................................................      18,132         .13
Forfeited.................................................................................      51,035   $     .13
                                                                                            ----------
Outstanding at June 30, 1999..............................................................   2,034,833   $     .66
                                                                                            ----------
                                                                                            ----------

The following table sets forth information regarding stock options outstanding at June 30, 1999:

                             Weighted Average
   Range of                      Remaining
   Exercise       Number           Life            Number
    Prices      Of Shares         (years)        Exercisable
--------------  ----------  -------------------  -----------
$0.13..........  1,664,833            8.54          586,111
$0.67 - 0.80...    215,660            9.86            2,950
$2.50..........     80,000            9.96           80,000
$10.00.........     75,000            9.98           45,000

The following information concerning the Company's stock option plan is provided in accordance with SFAS 123.

The fair value of each option grant has been estimated on the date of grant using the minimum value method. Weighted average assumptions used in determining the fair value of grants for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1999 include risk-free interest rates of 5.5%, 4.75% and 5.8%, respectively, and an expected life of 5 years. Volatility and dividend yields are not considered in the minimum value calculation.

The weighted average fair value of options granted for the period October 23, 1996 (inception) to September 30, 1997, for the year ended September 30, 1998 and for the nine months ended June 30, 1999 was $0.12, $1.20 and $1.44 per share, respectively.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

6. Stock Option Plans (continued)
Had compensation expense for stock options been determined based on fair value at the grant date in accordance with the provisions of SFAS No. 123, pro forma net loss and pro forma net loss per share would have been as follows (in thousands except per share data):

                                For the period
                               October 23, 1996         For the year
                                 (inception)                ended        For the nine months
                               to September 30,         September 30,      ended June 30,
                                     1997                   1998                1999
                          --------------------------  -----------------  -------------------
Pro forma net loss......          $   (1,045)             $  (4,340)          $  (9,010)
Pro forma net loss per
  share-basic and
  diluted...............          $    (0.24)             $   (0.54)          $   (1.13)

7. Retirement Plan

The Company has a 401(k) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company matches contributions equal to $.25 per dollar contributed up to a maximum of 6% of a participant's salary. The Company contributed $2,000, $18,000, $10,000 and $32,000 to the plan for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1998 and 1999, respectively.

8. Significant Customer and Geographic Information

The Company currently targets its sales efforts to data communications service providers, multi tenant units, and other service organizations to both public and private network providers and users across four related market segments. For the nine months ended June 30, 1999, sales to United States customers amounted to $1,263,000 and export sales amounted to $78,000. Two customers accounted for 67% and 19% of revenue for the nine months ended June 30, 1999.

9. Related Party Transactions

Since inception, the Company's operations have been funded through contributions of capital and loans from Brooktrout of $1.2 million, $4.8 million and $5.8 million for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1999, respectively. At June 30, 1999, Interspeed had long term notes due to Brooktrout in the amount of $10.9 million. The notes are non-interest bearing and are due on demand. Brooktrout has agreed that the Company will not be required to repay these notes until after October 2000. In connection with this offering, Brooktrout has agreed to contribute the outstanding note balance to the capital of Interspeed on the effective date of the offering. The average balance due to Brooktrout for the period October 23, 1996 (inception) to September 30, 1997, the year ended September 30, 1998 and the nine months ended June 30, 1998 and 1999 was $105,000, $2,438,000, $1,751,000, and $7,922,000, respectively.

                                Interspeed, Inc.

       (Information for the Nine Months Ended June 30, 1998 is Unaudited)

9. Related Party Transactions (continued)
The following is an analysis of the intercompany accounts:

                                    Period October 23,1996
                                        (inception) to          Year ended      Nine months ended   Nine months ended
                                      September 30, 1997    September 30, 1998    June 30, 1998       June 30, 1999
                                    ----------------------  ------------------  ------------------  ------------------
Beginning balance.................        $        0            $     (206)         $     (206)        $     (5,038)
Expenses allocated from Parent....              (165)                 (668)               (269)                (749)
Cash transfers....................              (694)               (3,775)             (1,375)              (4,485)
Expenses paid by Parent on behalf
 of the Company...................              (348)                 (389)               (211)                (615)
Capital contribution..............             1,001                    --                  --                   --
                                             -------              --------            --------           ----------
Ending balance....................        $     (206)           $   (5,038)         $   (2,061)        $    (10,887)
                                             -------              --------            --------           ----------
                                             -------              --------            --------           ----------

The Company and Brooktrout have entered into a Transition Services Agreement (the "Agreement") which outlines certain services that will continue to be performed on behalf of the Company by Brooktrout for a specified period of time. The Agreement calls for these services to be phased out over a period beginning October 1999 to December 1999. The services called for in the Agreement include payroll processing and administration, human resources, benefits, marketing, information technology and telecommunications, accounts receivable, accounting and finance and order entry.

                                3,500,000 Shares
                                INTERSPEED, INC.
                                  Common Stock

                                     [LOGO]

                                 --------------
                                   PROSPECTUS
                                 --------------

Until October 19, 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. Bancorp Piper Jaffray
                            Warburg Dillon Read LLC

                           Tucker Anthony Cleary Gull

                                 DLJDIRECT Inc.

                               September 24, 1999